FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: ...................926 West Sprague Avenue Suite 200 Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1	Notice of Annual and Special Meeting of Shareholders and Information Circular

99.2	Form of Proxy

99.3	Annual Report

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
May 13, 2008

Exhibit Index

The following are filed as exhibits to this Form 6-K:

Exhibit
Number	Description
99.1	Notice of Annual and Special Meeting of Shareholders and Information Circular
99.2	Form of Proxy
99.3	Annual Report

Exhibit 99.1 Notice of Annual and Special Meeting of Shareholders and Information Circular

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200, Spokane, WA 99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington USA, on Tuesday, the 10th day of June, 2008 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)	To elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)	To appoint auditors of the Company and to authorize the directors of the Company to fix their remuneration;

3)	To approve the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP Plan;

4)	To consider and, if deemed advisable approve, with or without variation, a resolution approving the adoption of the Venezuelan Equity Incentive Plan (the “Venezuelan Plan”);

5)	To receive the financial statements of the Company for the year ended December 31, 2007, together with the report of the auditors thereon; and

6)	To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, C/O Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. A form of proxy, management information circular and a copy of the Company’s Annual Report accompany this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The Board of Directors has fixed the close of business on May 2, 2008 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 23rd day of April, 2008 BY ORDER OF THE DIRECTORS

Rockne J. Timm Chief Executive Officer

2

GOLD RESERVE INC.

INFORMATION CIRCULAR

(Containing information as of April 23, 2008)

MANAGEMENT SOLICITATION OF PROXIES

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, the 10th day of June, 2008 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 23rd day of April, 2008.

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors or officers of the Company. A Shareholder submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy.

The completed proxy must be deposited at the office of Proxy Services, C/O Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068, not later than the close of business on the business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this management information circular (the “Information Circular”).

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

In February 1999, the Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. For the purposes of disclosure in this Information Circular, references to the Company prior to February 4, 1999 are references to Gold Reserve Corporation.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”). Unless otherwise noted, references to Common Shares in this Information Circular include both Class A Shares and Class B Shares. Holders of Common Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof. As of April 23, 2008, there were 55,761,192 issued and outstanding Class A Shares and 1,071,599 issued and outstanding Class B Shares for a total of 56,832,791 Common Shares eligible to vote.

The Company has set the close of business on May 2, 2008 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, as of April 23, 2008, the only person, firm or corporation that beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares was:

	Number of	Percentage of Shares
Shareholder Name	Common Shares Held (1)	Issued (2)

Tradewinds Global Investors	10,472,572	17.2%

(1)	Information as to shareholdings has been provided to the Company by the Shareholder as of March 31, 2008.

(2)	As of March 31, 2008 Tradewinds Global Investors held 6,329,866 Class A Common Shares and upon conversion of the convertible notes an additional 4,142,706 Class A Common Shares would be issued.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Information Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this Information Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this Information Circular and the accompanying notice of meeting and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non- registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.

Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members.

The Board held 4 formal meetings during 2007 at which attendance, in person or by phone, averaged 89%. Various matters were considered and approved by written resolution during the year. The Board also held several informal meetings throughout the year.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current directors’ terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve another term.

The following table and notes thereto states the names of each person proposed to be nominated by management for election as a director, the province or state and country in which he is ordinarily resident, his age, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

The persons named in the accompanying form of proxy intend to vote for the election of these nominees unless otherwise directed. Management does not contemplate that the nominees will be unable to serve as directors.

Number of
Common
Shares
Proposed Nominee and			Director	Beneficially
Position in the Company	Age	Principal Occupation	Since	Owned as of
April 23,
2008(1)

Rockne J. Timm (2) (3) (6)	62	Chief Executive Officer of the	March 1984	1,621,251
Washington, USA		Company. Mr. Timm is also a
Chief Executive Officer		Director and President of both MGC
and Director		Ventures, Inc. and Great Basin
Energies, Inc.

A. Douglas Belanger (2)	54	President of the Company. Mr.	August 1988	1,943,636
(3) (6)		Belanger is also a Director and
Washington, USA		Executive Vice President of both
President and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

James P. Geyer	56	Senior Vice President of the	June 1997	445,823
Washington, USA		Company. Mr. Geyer is also a
Senior Vice-President		Director of Thompson Creek Metals
and Director		Company Inc.

James H. Coleman, Q.C.	57	Senior Partner of the law firm of	February	352,050
(2) (3) (6)		Macleod Dixon LLP of Calgary,	1994
Alberta, Canada		Alberta. He is also a Director of
Non-Executive		various public companies including
Chairman and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

Patrick D. McChesney (2)	58	Controller of Foothills Auto Group.	August 1988	161,157
(3)(5)		He is also a Director of Great Basin
Washington, USA		Energies, Inc. and MGC Ventures,
Director		Inc.

Chris D. Mikkelsen (2) (3)	56	Principal in McDirmid, Mikkelsen &	June 1997	374,041
(4) (5)		Secrest, P.S. (a certified public
Washington, USA		accounting firm). Mr. Mikkelsen is
Director		also a Director of Great Basin
Energies, Inc. and MGC Ventures,
Inc.

Jean Charles Potvin (4) (5)	54	Director, Chairman and Chief	November	220,604
Ontario, Canada		Executive Officer of Tiomin	1993
Director		Resources Inc.

(1) Includes Common Shares issuable pursuant to options exercisable as of April 23, 2008 or exercisable within 60 days of April 23, 2008 as follows: Mr. Timm, 532,500; Mr. Belanger, 492,500; Mr. Geyer, 204,168; Mr. Coleman, 205,000; Mr. McChesney, 130,000; Mr. Mikkelsen, 130,000; and Mr. Potvin, 130,000. These numbers also include unvested, restricted shares held by each of the directors that carry full voting rights as follows: Mr. Timm 102,500 shares, Mr. Belanger 92,500 shares, Mr. Geyer 61,875 shares, Mr. Coleman 12,000 shares, Mr.McChesney 12,000 shares, Mr. Mikkelsen 12,000 shares, and Mr. Potvin 12,000 shares.

(2) Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are directors of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.9% of the outstanding Common Shares. The foregoing individuals beneficially own 10.3%, 7.3%, 2.9%, 2.3%, and 1.8%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.5% of the outstanding Common Shares. The foregoing individuals beneficially own 11.5%, 11.7%, 4.8%, 3.8%, and 2.9%, respectively, of the outstanding common shares of MGC

Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005, and was president of LMO Test Systems, Inc. from March 1996 until December 2005.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

Item 2 – Appointment of Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be re-appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2008 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of the Company’s Shareholders, or until their successors are duly appointed, at a remuneration to be fixed by the Board.

Item 3 – Approval of the Purchase of Class A Shares by the KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a retirement plan, the KSOP Plan, for eligible employees. The annual contribution to the KSOP Plan participants is formula-driven based on a percentage of compensation and is used to allocate Class A Shares purchased by the KSOP Plan. For a more detailed description of the KSOP Plan, see “Executive Compensation – KSOP Plan”.

As of December 31, 2007, 22,246 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.04% of the issued and outstanding Common Shares of the Company at that time.

On March 12, 2008, the Board approved, subject to Shareholder approval, the issuance of 100,000 Class A Shares for purchase by the KSOP Plan at a price of US $4.95 (Cdn. $4.93) per

Class A Share, which represented the closing market price on the Toronto Stock Exchange (the “TSX”) (converted to US $) on March 11, 2008 of the Class A Shares.

Assuming the resolution approving the purchase of Class A Shares by the KSOP Plan is approved, 122,246 Class A Shares, representing approximately 0.2% of the issued and outstanding Common Shares, would be available for allocation to KSOP Plan participants.

In order for the acquisition of Class A Shares by the KSOP Plan to comply with certain requirements of the TSX, this resolution must be approved by a majority of the votes cast on such resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Company eligible to participate in the KSOP Plan or associates of such insiders. In the event this resolution is approved by the holders of at least a majority of the votes cast on this resolution at the Meeting, in person or by proxy by disinterested Shareholders, it will be deemed approved but will remain subject to the policy limitations of the TSX with respect to the number of Class A Shares that may be allocated to directors and executive officers.

As of April 23, 2008, based on the information available to the Company, a total of 3,116,722 Common Shares, or 5.5% of the Company, were held by insiders or their associates eligible to participate in the KSOP Plan.

Approval of this resolution in compliance with the rules of the TSX will enable the allocation of Class A Shares pursuant to the employee stock ownership component of the KSOP Plan to eligible participants in compliance with the TSX’s limitations on awards to such persons pursuant to share compensation arrangements.

The following resolution in respect of the issuance of Class A Shares for the KSOP Plan will be proposed at the Meeting:

“BE IT RESOLVED THAT:

1.	The issuance of 100,000 Class A Shares for purchase by the KSOP Plan at a price of US $4.95 (Cdn. $4.93) be and is hereby approved, and

2.	Any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

The Board has determined that the issuance to the KSOP Plan of 100,000 Class A Shares is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such issuance.

The persons named in the accompanying proxy intend to vote FOR the approval of the authorization to issue 100,000 Class A Shares to the KSOP Plan unless otherwise directed.

Item 4 – Adoption of the Venezuelan Equity Incentive Plan

At the Meeting, Shareholders will be asked to consider, and if deemed advisable approve, with or without variation, a resolution approving the adoption of the Venezuelan Equity Incentive Plan (the “Venezuelan Plan”) for employees and consultants of the Company’s subsidiaries. The Venezuelan Plan permits the grant of stock options, stock appreciation rights and restricted stock.

The purpose of the Venezuelan Plan is to advance the interests of the Company and its subsidiaries and promote continuity of management by encouraging and providing its employees and consultants in Venezuela with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the Company’s shares and by enabling the Company’s subsidiaries to attract and retain the services of employees, and consultants upon whose judgment, interest, skills, and special effort the successful conduct of its operations is largely dependent.

On April 10, 2008, the Board approved the Venezuelan Plan (subject to Shareholder and stock exchange approvals) whereby options are granted at the current fair market value of the underlying shares of the Company. The total number of shares subject to issuance under the Venezuelan Plan, whether in the form of restricted stock, options, or stock appreciation rights, or any combination thereof, shall be 10% of the Corporation’s outstanding shares, from time to time. The Venezuelan Plan is administered by the Board and the committee of the Board to which it may delegate authority. As at April 23, 2008, no options have been granted under the Venezuelan Plan.

Insiders of the Company and its subsidiaries are not eligible to participate in the Venezuelan Plan.

As of April 23, 2008, employees and consultants who would be considered eligible to participate in the Venezuelan Plan held 1,056,947 stock options in the Company’s 1997 Equity Incentive Plan, as amended in 2006. If the Venezuelan Plan is approved these options would be transferred, retaining their current status, to the Venezuelan Plan.

Options, stock appreciation rights (“SARs”) and restricted stock granted under the Venezuelan Plan are generally granted at the fair market value of the Class A Shares. The fair market value is defined as: “subject to any applicable stock exchange rules, the volume weighted average trading price, expressed in the United States Dollar equivalent of the Stock, calculated by dividing the total value by the total volume of Stock on the principal market for the five trading days immediately preceding the relevant date…”

The principal market is the stock exchange where the majority of the trading volume and value of the Stock occurs over the last twelve-month period.

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Class A Shares immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR. Payment may be made by the Company in the form of Class A common shares, cash or a combination of Class A common shares and cash. Each option grant is limited to a maximum duration of 10 years from the time it is granted and the vesting period is discretionary.

Restricted shares issued under the Venezuelan Plan may be subject to restrictions imposed by the Board, including restrictions on the sale, transfer, pledge or assignment of such shares. During the period of restriction, persons holding restricted shares granted pursuant to the Venezuelan Plan may exercise full voting rights and be entitled to all dividends and other distributions paid with respect to such shares.

The Venezuelan Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding and vested options under the Venezuelan Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.

Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Venezuelan Plan without Shareholder approval in any respect. Amendments to the Venezuelan Plan shall be subject to stockholder approval to the extent required to comply with any rules and regulations of any stock exchange on which the Shares are listed.

The full text of the resolution approving the amendment is attached to this Information Circular as found below. To be effective, the approval of the Venezuelan Plan must be given by resolution of the Shareholders. In order to be effective, the resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The Board recommends that Shareholders vote in favor of the resolution approving the Venezuelan Plan.

Unless such authority is withheld, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby in favor of approval of the Venezuelan Plan.

The following resolution in respect of the approval of the Venezuelan Plan will be proposed at the Meeting:

“BE IT RESOLVED THAT:

1.	The Venezuelan Equity Incentive Plan be approved effective April 10, 2008; and

2.	Any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

Item 5 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2007 and the report of the auditors on the consolidated financial statements are included in the Annual Report and will be submitted to the Meeting. Copies of the consolidated financial statements can also be obtained on www.sedar.com .

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the Chief Executive Officer, the Chief Financial Officer and to each of the next three most highly compensated executive officers of the Company who were serving in such capacities at December 31, 2007 (the “Named Executive Officers”).

					Long Term Compensation

		Annual Compensation			Awards		Payouts

						Restricted
					Securities	Shares
				Other	Under	Or
				Annual	Options/	Restricted
				Compensa-	SARs	Share	LTIP	All Other
Name and Principal		Salary	Bonus	tion	Granted	Units	Payouts	Compensation
Position	Year	$ $		($)	(#) (2)	($)	($)	($)(3)

Rockne J. Timm	2007	250,000	395,308(1)	-	300,000	-	-	44,995

Chief Executive	2006	250,000	100,700)	-	250,000	-	-	38,763

Officer	2005	250,000	80,000	-	-	-	-	42,000

Robert A. McGuinness	2007	140,000	134,579(1)	-	62,500	-	-	44,995

Vice President Finance	2006	140,000	57,500	-	100,000	-	-	34,800

and CFO	2005	140,000	47,500	-	-	-	-	37,500

A. Douglas Belanger	2007	225,000	364,108(1)	-	275,000	-	-	44,995

President	2006	225,000	96,525	-	250,000	-	-	38,763

	2005	225,000	62,500	-	-	-	-	42,000

James P. Geyer	2007	200,000	272,955(1)	-	200,000	-	-	44,995

Senior Vice President	2006	200,000	74,025	-	150,000	-	-	38,763

	2005	200,000	55,000	-	-	-	-	42,000

Douglas E. Stewart	2007	149,000	169,772(1)	-	75,000	-	-	44,995

Vice President –	2006	139,833	47,500	-	50,000	-	-	33,007

Project Development	2005	126,000	40,000	-	40,000	-	-	33,200

(1)	Consists of cash bonus and shares of stock, respectively as follows: Mr. Timm: $125,075 and 60,000 shares; Mr. McGuinness: $37,575 and 20,500 shares; Mr. Belanger: $115,075 and 55,000 shares; Mr. Geyer: $100,075 and 37,500 shares; and Mr. Stewart: $50,075 and 25,625 shares. In December 2007, the Board approved the grant of Class A common shares to the Named Executive Officers’ as follows: Mr. Timm 150,000 shares; Mr. McGuinness 12,500 shares; Mr. Belanger 135,000 shares; Mr. Geyer 90,000 shares; and Mr. Stewart 60,000 shares. The shares vest in equal installments starting the date of the original grant as follows: In the case of Messrs. Timm, Belanger, Geyer and Stewart, the shares vest over a two year period; one third vest immediately, one-third vest in November of 2008 and one-third vest in November of 2009. In the case of Mr. McGuinness, the shares were vested immediately.

(2)	Options for Common Shares granted during the year.

(3)	Consists of the dollar value of the following number of Class A Shares purchased under the Company’s KSOP Plan and allocated to the account of each Named Executive Officer during 2007, 2006, and 2005, respectively as follows: Mr. Timm: 9,043, 18,318, and 14,483; Mr. McGuinness: 9,043, 16,445, and 12,931; Mr. Belanger: 9,043, 18,318, and 14,483; Mr. Geyer: 9,043, 18,318, and 14,483; and Mr. Stewart: 9,043, 15,598, and 11,448.

Options Granted For Class A Shares of the Company to the Named Executive Officers During the Year Ended December 31, 2007.

The following table sets forth information concerning grants of stock options to acquire Class A Shares to the Named Executive Officers pursuant to the rules and policies of the TSX and the regulations of the American Stock Exchange (the “AMEX”) during the fiscal year ended December 31, 2007:

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees	Exercise or	Options on
	Options	in Fiscal	Base Price	Date of Grant
Name	Granted	year	($/Security)	($/Security) (1)	Expiration Date

Rockne J. Timm	50,000	2.4%	$4.834	$4.834	Nov. 27, 2008
	50,000	2.4%	$4.834	$4.834	May 27, 2009
	50,000	2.4%	$4.834	$4.834	Nov. 27, 2009
	50,000	2.4%	$4.834	$4.834	May 27, 2010
	50,000	2.4%	$4.834	$4.834	Nov. 27, 2010
	50,000	2.4%	$4.834	$4.834	May 27, 2011

Total	300,000	14.4%

Robert A. McGuinness	10,417	0.5%	$4.834	$4.834	Nov. 27, 2008
	10,417	0.5%	$4.834	$4.834	May 27, 2009
	10,417	0.5%	$4.834	$4.834	Nov. 27, 2009
	10,417	0.5%	$4.834	$4.834	May 27, 2010
	10,416	0.5%	$4.834	$4.834	Nov. 27, 2010
	10,416	0.5%	$4.834	$4.834	May 27, 2011

Total	62,500	3.0%

A. Douglas Belanger	45,834	2.2%	$4.834	$4.834	Nov. 27, 2008
	45,834	2.2%	$4.834	$4.834	May 27, 2009
	45,833	2.2%	$4.834	$4.834	Nov. 27, 2009
	45,833	2.2%	$4.834	$4.834	May 27, 2010
	45,833	2.2%	$4.834	$4.834	Nov. 27, 2010
	45,833	2.2%	$4.834	$4.834	May 27, 2011

Total	275,000	13.2%

James P. Geyer	33,334	1.6%	$4.834	$4.834	Nov. 27, 2008
	33,334	1.6%	$4.834	$4.834	May 27, 2009
	33,333	1.6%	$4.834	$4.834	Nov. 27, 2009
	33,333	1.6%	$4.834	$4.834	May 27, 2010
	33,333	1.6%	$4.834	$4.834	Nov. 27, 2010
	33,333	1.6%	$4.834	$4.834	May 27, 2011

Total	200,000	9.6%

Douglas E. Stewart	12,500	0.6%	$4.834	$4.834	Nov. 27, 2008
	12,500	0.6%	$4.834	$4.834	May 27, 2009
	12,500	0.6%	$4.834	$4.834	Nov. 27, 2009
	12,500	0.6%	$4.834	$4.834	May 27, 2010
	12,500	0.6%	$4.834	$4.834	Nov. 27, 2010
	12,500	0.6%	$4.834	$4.834	May 27, 2011

Total	75,000	3.6%

(1) Based on the volume weighted average price on the Principal Market (AMEX) for the five trading days immediately preceding the grant date.

Aggregated Option Exercises During the Year Ended December 31, 2007 and Option Values as of December 31, 2007.

The following table sets forth all options exercised during 2007 and values for all options granted to the Named Executive Officers as of December 31, 2007.

Value of
Unexercised in-the-
			Unexercised	Money
			Options/SARs at	Options/SARs at
	Securities		FY-End	FY-End
	Acquired on		(#)	($) (2)
	Exercise	Aggregate Value	Exercisable/	Exercisable/
Name	(#)	Realized (1)	Unexercisable	Unexercisable
($)

Rockne J. Timm	-	-	470,000 / 125,000	304,785 / 113,535

Robert A. McGuinness	-	-	93,084 / 85,166	93,157 / 63,457

A. Douglas Belanger	-	-	430,000 / 125,000	218,071 / 63,121

James P. Geyer	-	-	168,043 / 206,957	94,326 / 70,698

Douglas E. Stewart	14,633	63,445	127,250 / 68,750	149,065 / 37,238

(1)	The “Aggregate Value Realized”, if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

(2)	The “Value of Unexercised in-the-Money Options at FY-End” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2007, the closing price of the Class A Shares on the American Stock Exchange was $5.20.

Equity Incentive Plan

Employees, directors and consultants of the Company and its subsidiaries are eligible to receive grants under the Equity Incentive Plan (the “Plan”), as amended in 2006. The Board or a committee of the Board is responsible for the administration of the Plan. The Plan provides for the issuance of up to a rolling 10% of the outstanding shares of the Company, through the grant of “incentive stock options” and “non–statutory options” to purchase Class A Shares, stock appreciation rights (“SARs”) and restricted stock. Pursuant to TSX requirement the Plan must be re-approved every three years.

As of April 23, 2008, options for the purchase of 4,257,839 Class A Shares remained outstanding and 744,119 Class A Shares remained available for grant under the Plan. Since inception, 1,707,850 shares of restricted stock have been granted from the Plan and no SARs have been granted.

Options, stock appreciation rights (“SARs”) and restricted stock granted under the Plan are generally granted at the Fair Market Value of the Class A Shares defined as follows:

“subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Exchange where the majority of the trading volume and value of the Stock occurs, for the five trading days immediately preceding the relevant date;...”

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Class A Shares immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares of Class A Shares issuable to insiders:

a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of stock of the Company on the date of grant; and

b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding common shares on the date of grant.

Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent Shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

All Options shall be exercisable, during the Optionee’s lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternative payee pursuant to such qualified domestic relations order, it being understood that the terms “holder” and “optionee” include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Notwithstanding the above, incentive stock options shall only be transferable by will or by the laws of descent and distribution.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.

Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to stockholder approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16 (b) of the U.S. Securities Exchange Act of 1934, as amended pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162 (m), or with the rules and regulations of any securities exchange on which the Shares are listed.

Equity Compensation Plan Information

The following table sets forth the information regarding the Equity Incentive Plan as of December 31, 2007:

Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance under
	of outstanding options,	outstanding options,	equity compensation
Plan Category	warrants and rights	warrants and rights	plans

Equity compensation
plans approved by
securityholders	4,445,139	$4.14	1,169,464

Equity compensation
plans not approved by
securityholders	-	-	-

Total	4,445,139	$4.14	1,169,464

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a retirement plan, the KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP). Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2008 to $15,500 ($20,500 limit for participants who are 50 or more years of age, or who turn 50 during 2008).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A Shares or by cash. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2008 the Company has adopted a “Safe Harbor” contribution of 3% of eligible compensation. As of December 31, 2007, 22,246 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.01% of the issued and outstanding Common Shares of the Company at that time.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2008) to a maximum of $46,000

($51,000 limit for participants who are 50 or more years of age or who turn 50 during 2008). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated contributions to eligible KSOP Plan participants for plan years 2007, 2006, and 2005 were $386,930 (77,765 Class A Shares), $272,412 (128,731 Class A Shares), and $280,074 (96,578 Class A Shares), respectively. The aggregate number of Class A Shares for the three-year period is 303,074, which represents 0.5% of the current issued and outstanding Common Shares.

Retention Units

On October 19, 2006 the Board authorized the director and employee retention plan (the “Retention Plan”). Under the Retention Plan, the Board or the Compensation Committee of the Board may grant retention units (the “Units”) to directors and certain key employees of the Company or its subsidiaries. Under this arrangement, a participant would (subject to vesting requirements, the occurrence of certain major corporate milestones, including successfully financing the Brisas project and placing the project into production, or a change of control) receive a cash payment equal to the fair market value of one Class A Common Share per Unit. Any Units unvested at the time of termination of employment or service with the Company or its subsidiaries shall be forfeited and no payment will be made with respect to such Units.

An aggregate of 612,500 Units were granted in 2007 to Named Executive Officers and Directors as follows: Rockne J. Timm 100,000, A. Douglas Belanger 100,000, James P. Geyer 75,000, Robert A. McGuinness 37,500 and Douglas E. Stewart 100,000. Messrs. Coleman, McChesney, Mikkelsen, and Potvin were each granted 50,000 Units.

The cumulative Units granted to Named Executive Officers and Directors are as follows: Rockne J. Timm 350,000, A. Douglas Belanger 350,000, James P. Geyer 225,000, Robert A. McGuinness 137,500 and Douglas E. Stewart 150,000. Messrs. Coleman, McChesney, Mikkelsen, and Potvin each hold 100,000 Units.

Report on Re-pricing of Options in Last Ten Completed Fiscal Years (2000 and 2001)

During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. The first re-pricing, dated April 3, 2000 and approved on June 2, 2000, was re-priced at a 25% premium to the market price of the Company’s shares. The second re-pricing, dated December 20, 2000 and approved June 8, 2001, was re-priced at a 50% premium to the market price of the Company’s shares and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve-month period. All repriced options have five-year lives from the date of approval by Shareholders. The following table details the re-pricing information for options held by Named Executive Officers for the last ten years:

10-YEAR TABLE OF OPTIONS AND SAR RE-PRICINGS

		Securities	Market			Length of
		Under	Price of			Original
		Options/	Securities at	Exercise Price		Option Term
		SARs	Time of Re-	at Time of		Remaining at
		Re-priced	pricing or	Re-pricing or	New Exercise	Date of Re-
	Date of Re-	or	Amendment	Amendment	Price	pricing or
Name	pricing	Amended	($/Security)	($/Security)	($/Security)	Amendment
		(#)

Rockne J. Timm	June 2, 2000	209,833	0.73	3.75	1.00	2.8 years

	June 8, 2001	27,200	0.47	1.13	0.72	1.7 years
		40,000	0.47	1.50	0.72	3.1 years
		50,000	0.47	2.59	0.72	2.2 years
		125,000	0.47	3.25	0.72	2.3 years
		244,667	0.47	3.75	0.72	2.2 years

Robert A. McGuinness	June 2, 2000	92,207	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		68,417	0.47	2.59	0.72	2.2 years
		115,998	0.47	3.75	0.72	2.2 years

A. Douglas Belanger	June 2, 2000	172,652	0.73	3.75	1.00	2.8 years

	June 8, 2001	26,000	0.47	1.13	0.72	1.7 years
		30,000	0.47	1.50	0.72	3.1 years
		65,000	0.47	2.59	0.72	2.2 years
		50,000	0.47	3.25	0.72	2.3 years
		230,303	0.47	3.75	0.72	2.2 years

James P. Geyer	June 2, 2000	84,736	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		64,209	0.47	2.59	0.72	2.2 years
		5,000	0.47	2.88	0.72	7.0 years
		100,264	0.47	3.75	0.72	2.2 years

Douglas E. Stewart	June 8, 2001	79,367	0.47	1.50	0.72	3.1 years

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment between the Company and the Named Executive Officers.

The Company does maintain Change of Control Agreements with each of the Named Executive Officers, which were implemented by the Board to induce the Named Executive Officers to remain with the Company in the event of a change of control. The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and, as such, their continued involvement in the on-going development of the Brisas project is important. The loss of their continued services could have a detrimental impact on future operations of the Company.

In the event of a change in control of the Company, each Named Executive Officer is entitled to, among other things, continue employment with the Company and, if his employment is terminated within twelve months following such change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within twelve months following the change of control, such individual will be entitled to receive, among other things, two or three times his annual salary and KSOP contributions, an amount equal to any bonuses received during the twelve months prior to the change of control, a payment of two times the monthly premium for maintenance of health and insurance benefits for a period of 36 months and on the election of the Named Executive Officer, the buy-out of the cash value of any unexercised stock options.

Composition of the Compensation Committee

The Company’s compensation program was administered during 2007 by the Compensation Committee of the Board (the “Compensation Committee”), composed of Mr. Mikkelsen and Mr. Potvin. The function of the Compensation Committee was to evaluate the Company’s performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification. Compensation matters relating to the directors were administered by the full Board of Directors.

Report on Executive Compensation

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation vehicles.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each executive officer of the Company and to consider various factors, including individual performance, experience, time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock awards to executives and selected employees. In addition, the Compensation Committee annually determines the contribution to the KSOP Plan for allocation to individual participants. Participation in the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend the compensation package for the Chief Executive Officer based on the same factors as those used in determining the base salaries for the other Named Executive Officers listed above.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the Chief Executive Officer’s compensation in 2007 was largely subjective, and was based on the approval of the Brisas Environmental and Social Impact Assessment, the Permit to Affect, achievement of financing goals, advancement of the Brisas Project and identifying and analyzing new corporate opportunities.

Report submitted by Compensation Committee of the Board s/ Chris D. Mikkelsen s/ Jean Charles Potvin

Performance Graph

The following chart compares the total cumulative shareholder return (assuming re-investment of dividends) for $100 invested in shares of the Company with the cumulative total return of the Nasdaq Market and the S & P Gold and Precious Metals Mining Index for the period commencing on December 31, 2002 and ending on December 31, 2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Gold Reserve Corporation, The NASDAQ Composite Index And The S&P Gold Index

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2008, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

Compensation of Directors

Consistent with the Board’s intent to have both directors and management hold shares of the Company, non-employee directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 2,500 Class A Shares in January 2007, and 4,000 Class A Shares each in June, July and October 2007 for services during the fiscal year ended December 31, 2007. The value of each share was US $3.99, $5.82, $5.40 and $4.75, respectively.

Mr. Coleman was also paid approximately $97,629 for services related to his position as director of the Company, during the fiscal year ended December 31, 2007.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

The following table sets forth information concerning grants of stock options to acquire Class A Shares to the non-employee directors pursuant to the rules and policies of the TSX and the regulations of the AMEX during the fiscal year ended December 31, 2007:

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees	Exercise or	Options on
	Options	in Fiscal	Base Price	Date of Grant
Name	Granted	year	($/Security)	($/Security) (1)	Expiration Date

James H. Coleman	13,334	0.6%	$4.834	$4.834	Nov. 27, 2008
	13.334	0.6%	$4.834	$4.834	May 27, 2009
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2009
	13,333	0.6%	$4.834	$4.834	May 27, 2010
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2010
	13,333	0.6%	$4.834	$4.834	May 27, 2011

Total	80,000	3.8%

Patrick D. McChesney	13,334	0.6%	$4.834	$4.834	Nov. 27, 2008
	13.334	0.6%	$4.834	$4.834	May 27, 2009
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2009
	13,333	0.6%	$4.834	$4.834	May 27, 2010
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2010
	13,333	0.6%	$4.834	$4.834	May 27, 2011

Total	80,000	3.8%

Chris D. Mikkelsen	13,334	0.6%	$4.834	$4.834	Nov. 27, 2008
	13.334	0.6%	$4.834	$4.834	May 27, 2009
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2009
	13,333	0.6%	$4.834	$4.834	May 27, 2010
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2010
	13,333	0.6%	$4.834	$4.834	May 27, 2011

Total	80,000	3.8%

J.C. Potvin	13,334	0.6%	$4.834	$4.834	Nov. 27, 2008
	13.334	0.6%	$4.834	$4.834	May 27, 2009
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2009
	13,333	0.6%	$4.834	$4.834	May 27, 2010
	13,333	0.6%	$4.834	$4.834	Nov. 27, 2010
	13,333	0.6%	$4.834	$4.834	May 27, 2011

Total	80,000	3.8%

(1) Based on the volume weighted average price on the Principal Market (AMEX) for the five trading days immediately preceding the grant date.

The following sets forth information concerning the exercise of stock options by the non-employee directors during the fiscal year ended December 31, 2007:

Value of
Unexercised in-
			Unexercised	the-Money
			Options/SARs at	Options/SARs at
	Securities		FY-End	FY-End
	Acquired on		(#)	($) (2)
	Exercise	Aggregate Value	Exercisable/	Exercisable/
Name	(#)	Realized (1)	Unexercisable	Unexercisable

James H. Coleman	69,444	321,526	205,000 / -	169,452 /-

Patrick D. McChesney	-	-	130,000 / -	79,780 / -

Chris D. Mikkelsen	-	-	180,000 / -	261,780 / -

J. C. Potvin	-	-	130,000 / -	79,780 / -

(1)	The “Aggregate Value Realized”, if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

(2)	The “Value of Unexercised in-the-Money Options at FY-End” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2007, the closing price of the shares of common stock on the American Stock Exchange was $5.20.

Aggregate Compensation of Officers and Directors

For the financial year ended December 31, 2007, the aggregate remuneration paid and payable by the Company and by each of its subsidiaries to the directors of the Company in their capacity as directors of the Company and any of its subsidiaries was $393,049 and, separately, to the officers of the Company who received in their capacity as officers or employees of the Company and any of its subsidiaries aggregate remuneration in excess of Cdn. $40,000 in that year was $2,719,839.

Directors and Officers Insurance

The Company carries directors and officers liability insurance which is subject to a total aggregate limit of $25,000,000 and deductibles of up to $250,000 for each claim. The premium for the latest policy period is $233,500.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is or at any time since the beginning of the most recently completed financial year of the Company was indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliates of any of them, had or has any material interest in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

Chris D. Mikkelsen (Chair) Jean Charles Potvin Patrick D. McChesney

The Board of Directors has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee: Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

Mr. Potvin is Chief Executive Officer of Tiomin Resources Inc., a company involved in the development of several large titanium-bearing mineral sands deposits in Kenya. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer and of Azimut Exploration Ltd also a publicly listed mineral exploration company. Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is the Controller of Foothills Auto Group, an operator of franchised auto dealerships, where he is responsible for the financial statements. He was President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, from March 1996 until December 2005. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

	Year Ended 2007	Year Ended 2006
Fee category	(Cdn.$)	(Cdn.$)

Audit	$ 236,235	$ 68,892

Audit related	130,200	92,192

Tax	14,305	137,917

All other fees

Total	$380,740	$299,001

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

Audit-related Fees

Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Tax Fees

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

None.

Pre-approval Policies and Procedures

The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

CORPORATE GOVERNANCE

The TSX requires listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix B to this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2007, as contained in the 2007 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc. Attention: Robert A. McGuinness 926 W. Sprague Avenue, Suite 200 Spokane, Washington 99201 Phone: (509) 623-1500 Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 23rd day of April, 2008

Rockne J. Timm Chief Executive Officer	Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to oversee on behalf of the Board of Directors (“Board”) of Gold Reserve Inc. (the “Company”):

  the Company’s accounting and financial reporting processes and the integrity of its financial statements;
  the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; and
  the Company’s compliance with legal and regulatory requirements.

The Committee also has the purpose of preparing the financial report that rules of the U.S. Securities and Exchange Commission (the “SEC”) or the Ontario Securities Commission (the “OSC”) require the Company to include in its annual proxy or information statement and Form 20-F filed with the SEC and/or its equivalent filed with the OSC.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be “independent,” as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange (“AMEX”) and Toronto Stock Exchange (“TSX”) listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the “listing standards”), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the AMEX listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its Shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee. Each Committee member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board’s business judgment, is an audit committee “financial expert” as defined in the SEC rules and is “financially sophisticated” as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company’s by-laws. Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

  the firm’s internal quality-control procedures; and
  any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management’s assessment of internal control over financial reporting.

2.	Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

all critical accounting policies and practices to be used;

all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company;

issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s annual report on Form 20-F filed with the SEC and its equivalent filed with the OSC.

5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee’s quarterly review shall normally include:

1.	Review and discuss the quarterly financial statements of the Company and the results of the independent auditors’ review of these financial statements with appropriate members of management.

2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company; and

any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s quarterly reports prepared in accordance with Canadian requirements and filed on Form 6-K with the SEC and its equivalent filed with the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

  inquire of management and the independent auditors about the Company’s major financial risks or exposures;
  discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
  discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

  the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors. It is the Company’s policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission’s Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

The Committee shall prepare any audit committee report required to be included in the Company’s annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The company shall provide for appropriate funding, as determined by the Committee, for payment of:

  compensation to the independent auditors for their audit and audit-related, review and attest services;
  compensation to any advisers engaged by the Committee; and
  ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company’s corporate governance practices in accordance with National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which came into force in Canada on June 30, 2005. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

1. (a)	Disclose the identity of directors	The Board of Directors (the “Board”) of
	who are independent.	the Company believes that Messrs.
Coleman, McChesney, Mikkelsen, and
Potvin are “independent” within the
meaning of section 1.4 of Multilateral
instrument 52-110 “Audit Committees”
(“MI 52-110”) and section 1.2 of NI 58-
101, as none of them is, or has been
within the last three years, an executive
officer or employee of the Company or
party to any material contract with the
Company and none of them receive
remuneration from the Company in
excess of directors’ fees and grants of
stock options. The Board believes that
the four Directors are free from any
interest and any business or other
relationship that could, or could
reasonably be perceived to, materially
interfere with their ability to act
independently from management or to
act as a director with a view to the best
interests of the Company, other than
interests and relationships arising from
shareholdings.

(b)	Disclose the identity of directors	Three Directors, Messrs. Timm,
	who are not independent, and	Belanger and Geyer, are employees of
	describe the basis for that	the Company and therefore not
	determination.	considered independent.

(c)	Disclose whether or not a majority	Four of seven, approximately 57.1% of
	of directors are independent. If a	the Company’s current Directors, are
	majority of directors are not	independent.
independent, describe what the
board of directors (the board) does
to facilitate its exercise of
independent judgement in carrying

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

out its responsibilities.

(d)	If a director is presently a director of	Such other directorships have been
	any other issuer that is a reporting	disclosed in “Item 1 - Election of
	issuer (or the equivalent) in a	Directors” section of this Information
	jurisdiction or a foreign jurisdiction,	Circular.
identify both the director and the
other issuer.

(e)	Disclose whether or not the	The Board has not adopted a formal
	independent directors hold regularly	policy for the independent Directors to
	scheduled meetings at which non-	meet without management present
	independent directors and members	before and after each regularly
	of management are not in	scheduled meeting of the Board.
	attendance. If the independent	Without management present, the
	directors hold such meetings, disclose the number of meetings	independent Directors met on six
occasions, in person or by telephone
	held since the beginning of the	during 2007 and are expected to
	issuer's most recently completed	continue to meet on a regular basis.
	financial year. If the independent	These sessions are of no fixed duration
	directors do not hold such meetings,	and participating Directors are
	describe what the board does to	encouraged to raise and discuss any
	facilitate open and candid discussion	issues of concern.
among its independent directors.

(f)	Disclose whether or not the chair of	The Board has appointed James H.
	the board is an independent director.	Coleman as its Chairman. Mr. Coleman
	If the board has a chair or lead	is an independent director of the
	director who is an independent	Company. One of his responsibilities is
	director, disclose the identity of the	to oversee the Board processes so that it
	independent chair or lead director,	operates efficiently and effectively in
	and describe his or her role and	carrying out its duties and to act as
	responsibilities. If the board has	liaison between the Board and
	neither a chair that is independent	management.
nor a lead director that is
independent, describe what the
board does to provide leadership for
its independent directors.

(g)	Disclose the attendance record of	The Board held four (4) meetings during
	each director for all board meetings	2007 at which attendance, in person or
	held since the beginning of the	by phone, averaged 89%. Various
	issuer’s most recently completed	matters were considered and approved
	financial year.	by written resolution during the year.
Messrs. Belanger, Geyer, Mikkelsen,
McChesney, and Timm attended all four
meetings. Mr. Mr. Coleman and Mr.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

Potvin each attended three of the four
meetings.

2.	Disclose the text of the board’s	The Board is responsible for supervising
	written mandate. If the board does	the conduct of the Company’s affairs
	not have a written mandate, describe	and the management of its business. To
	how the board delineates its role and	assist the Board in implementing key
	responsibilities.	policies, the Board delegates some of its
responsibility to committees. Although
the Board has delegated to management
responsibility for the day-to-day
operations of the Company, the Board
has ultimate responsibility for the
stewardship of the Company.
Strategic planning is at the forefront of
deliberations at meetings of the Board.
Management is responsible for the
development of overall corporate
strategies. These strategies are under
constant review by the Board and senior
management.
The Board’s duties include overseeing
strategic planning, reviewing and
assessing principal risks to the
Company’s business and approving risk
management strategies.
The Board ensures that an appropriate
risk assessment process is in place to
identify, assess and manage the
principal risks of the Company’s
business. Management reports regularly
to the Board in relation to principal
risks, which potentially could affect the
Company’s business activities.
The Board reviews and approves, for
release to shareholders, quarterly and
annual reports on the performance of the
Company. It seeks to ensure that the
Company communicates effectively
with its Shareholders, respective
investors and the public, including
dissemination of information on a timely
basis. Through its officers, the
Company responds to questions and
provides information to individual
Shareholders, institutional investors,

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

financial analysts and the media.
The Board’s duties include supervising
and evaluating management, authorizing
significant expenditures, and overseeing
the Company’s internal controls and
information systems.

3. (a)	Disclose whether or not the board	The Board has not developed a written
	has developed written position	position description for the Chair. The
	descriptions for the chair and the	responsibilities of the Chair include
	chair of each board committee. If	presiding over Board meetings,
	the board has not developed written	assuming principal responsibility for the
	position descriptions for the chair	Board’s operation and functioning, and
	and/or the chair of each board	ensuring that Board functions are
	committee, briefly describe how the	effectively carried out.
	board delineates the role and	The Board has not developed written
	responsibilities of each such	position descriptions for the chair of any
	position.	committee of the Board.
The responsibilities of committee chairs
include presiding over committee
meetings, ensuring that the committee is
properly organized and effectively
discharges its duties, reporting to the
Board with respect to the activities of
the committee, and leading the
committee in reviewing and assessing
on an annual basis, the adequacy of the
committee’s mandate and its
effectiveness in fulfilling its mandate.

(b)	Disclose whether or not the board	The board has not developed a written
	and CEO have developed a written	position description for the CEO.
	position description for the CEO. If	The CEO reports to the Board and has
	the board and CEO have not	general supervision and control over the
	developed such a position	business and affairs of the Company.
	description, briefly describe how the	The CEO’s responsibilities include:
board delineates the role and
	responsibilities of the CEO.	(a) fostering a corporate culture that
promotes ethical practices,
encourages individual integrity and
fulfills social responsibility;

(b) developing and recommending to
the Board a long-term strategy and
vision for the Company that leads to
creation of Shareholder value;

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

(c) developing and recommending to
the Board annual business plans and
budgets that support the Company’s
long-term strategy; and

(d) consistently striving to achieve the
Company’s financial and operating
goals and objectives.

4. (a)	Briefly describe what measures the	Due to its current size, the Board does
	board takes to orient new directors	not currently provide an orientation and
	regarding the role of the board, its	education program for specifically
	committees and its directors, and the	training new recruits to the Board.
nature and operation of the issuer's
business.

(b)	Briefly describe what measures, if	Due to its current size, the Board does
	any, the board takes to provide	not provide a continuing education
	continuing education for its	program for its Directors. All Directors
	directors. If the board does not	are given direct access to management,
	provide continuing education,	which is encouraged to provide
	describe how the board ensures that	information on the Company and its
	its directors maintain the skill and	business and affairs to Directors. The
	knowledge necessary to meet their	Board believes that each of its Directors
	obligations as directors.	maintain the skills and knowledge
necessary to meet their obligations as
Directors.

5. (a) (i)	Disclose whether or not the board	The Board has adopted the Gold
	has adopted a written code for the	Reserve Inc. Code of Conduct and
	directors, officers and employees. If	Ethics (the “Code”), which can be found
	the board has adopted a written	at www.goldreserveinc.com and is
	code, disclose how a person or	available in print to any Shareholder
	company may obtain a copy of the	who requests it.
code.

(a) (ii)	Describe how the board monitors	The Compliance Officer, as well as
	compliance with its code, or if the	other officers, Directors and the
	board does not monitor compliance,	Company’s legal and other advisors,
	explain whether and how the board	have the full power and authority to
	satisfies itself regarding compliance	investigate any evidence of improper
	with its code.	conduct, violations of laws, rules,
regulations or the Code, and to
determine what steps, if any, should be
taken to resolve the problem and avoid
the likelihood of its recurrence.

(a) (iii)	Provide a cross-reference to any	The Company has not filed any material

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

	material change report filed since	change reports since the beginning of
	the beginning of the issuer's most	the 2007 financial year that pertains to
	recently completed financial year	any conduct of a Director or executive
	that pertains to any conduct of a	officer of the Company that constitutes a
	director or executive officer that	departure from the Code.
constitutes a departure from the
code.

(b)	Describe any steps the board takes	Each Director must possess and exhibit
	to ensure directors exercise	the highest degree of integrity,
	independent judgement in	professionalism and values, and must
	considering transactions and	never be in a conflict of interest with the
	agreements in respect of which a	Company. A Director who has a conflict
	director or executive officer has a	of interest regarding any particular
	material interest.	matter under consideration must advise
the Board, refrain from debate on the
matter and abstain from any vote
regarding it.
All Company employees, including
officers, and Directors are expected to
use sound judgment to help maintain
appropriate compliance procedures and
to carry out the Company’s business
with honesty and in compliance with
laws and high ethical standards. Each
employee and Director is expected to
read the Code and demonstrate personal
commitment to the standards set forth in
the Code.

(c)	Describe any other steps the board	The Company will not tolerate
	takes to encourage and promote a	retaliation against an employee or
	culture of ethical business conduct.	Director for reporting in good faith any
violations of the Code, and any such
retaliation is against Company policy.
Employees and Directors who violate
the Code may be subject to disciplinary
action, including termination of
employment.
Knowledge of a violation and failure to
promptly report or correct the violation
may also subject an employee or
Director to disciplinary action up to and
including immediate discharge from
employment.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

6. (a)	Describe the process by which the	In considering and identifying new
	board identifies new candidates for	candidates for Board nomination, the
	board nomination.	Board, where relevant:
(a) addresses succession and planning
issues;
(b) identifies the mix of expertise and
qualities required for the Board;
(c) assesses the attributes new directors
should have for the appropriate mix to
be maintained;
(d) arranges for each candidate to meet
with the Board Chair and the CEO;
(e) recommends to the Board as a whole
proposed nominee(s) and arranges for
their introduction to as many Board
members as practicable; and
(f) encourages diversity in the
composition of the Board.

(b)	Disclose whether or not the board	Due to its current size, the Board does
	has a nominating committee	not currently have a separate committee
	composed entirely of independent	for identifying new candidates for Board
	directors. If the board does not have	nomination. The size and composition
	a nominating committee composed	of the Board is subject to periodic
	entirely of independent directors,	review by the Board as a whole. The
	describe what steps the board takes	Board as a whole bears this
	to encourage an objective	responsibility.
nomination process.

(c)	If the board has a nominating	The Board does not currently have a
	committee, describe the	nominating committee.
responsibilities, powers and
operation of the nominating
committee.

7. (a)	Describe the process by which the	The Board reviews from time to time the
	board determines the compensation	compensation paid to Directors in order
	for the issuer's directors and	to ensure that they are being adequately
	officers.	compensated for the duties performed
and the obligations they assume. The
Board as a whole is responsible for
determining the compensation paid to
the Directors.
The Board considers evaluations

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

submitted by the Compensation
Committee evaluating the Company’s
performance and the performance of its
executive officers, and ratifies the cash
and equity-based compensation of such
executive officers approved by the
Compensation Committee.
The Company evaluates the extent to
which strategic and business goals are
met and measures individual
performance, albeit subjectively, against
development objectives and the degree
to which teamwork and Company
objectives are promoted. The Company
strives to achieve a balance between the
compensation paid to a particular
individual and the compensation paid to
other employees and executives having
similar responsibilities within the
Company. The Company also strives to
ensure that each employee understands
the components of his or her salary, and
the basis upon which it is determined
and adjusted.

(b)	Disclose whether or not the board	The Compensation Committee, which
	has a compensation committee	met seven times during 2007 in person
	composed entirely of independent	and by phone, consists of Messrs.
	directors. If the board does not have	Mikkelsen (Chair) and Potvin, both of
	a compensation committee	whom are independent directors.
composed entirely of independent
directors, describe what steps the
board takes to ensure an objective
process for determining such
compensation.

(c)	If the board has a compensation	The function of the Compensation
	committee, describe the	Committee is to evaluate the Company’s
	responsibilities, powers and	performance and the performance of its
	operation of the compensation	executive officers, approve the cash and
	committee.	equity-based compensation of such
executive officers and submit such
approvals to the full Board for
ratification.
The Compensation Committee has not
developed specific quantitative or
qualitative performance measures or

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

other specific criteria for determining
the compensation of the Company’s
CEO, primarily because the Company
does not yet have a producing mine or
other operations from which such
quantitative data can be derived. As a
consequence, the determination of the
CEO’s compensation in 2007 was
largely subjective, and based on the
Company’s progress in addressing its
more immediate concerns, continued
exploration, and identifying and
analyzing new corporate opportunities.

(d)	If a compensation consultant or	A compensation consultant has not been
	advisor has, at any time since the	engaged by the Company since the
	beginning of the issuer's most	beginning of the Company’s most recent
	recently completed financial year,	financial year to assist in determining
	been retained to assist in	compensation for the Directors or
	determining compensation for any	officers of the Company.
of the issuer's directors and officers,
disclose the identity of the
consultant or advisor and briefly
summarize the mandate for which
they have been retained. If the
consultant or advisor has been
retained to perform any other work
for the issuer, state that fact and
briefly describe the nature of the
work.

8.	If the board has standing	The Executive Committee, which is
	committees other than the audit,	comprised of Messrs. Coleman, Timm
	compensation and nominating	and Belanger, meets in person or by
	committees, identify the committees	phone on a regular basis. Mr. Coleman
	and describe their function.	is considered an independent director.
Messrs. Timm and Belanger are not
considered independent directors within
the definition in MI 52-110.
The Executive Committee facilitates the
Company’s activities from an
administrative perspective, but does not
supplant the full Board in the
consideration of significant issues facing
the Company. The Audit Committee,
the Compensation Committee and the
Executive Committee are the only

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

committees of the Board.

9.	Disclose whether or not the board,	Due to its current size, the Board does
	its committees and individual	not currently have a separate committee
	directors are regularly assessed with	for assessing the effectiveness of the
	respect to their effectiveness and	Board as a whole, the committees of the
	contribution. If assessments are	Board, or the contribution of individual
	regularly conducted, describe the	Directors. The Board as a whole bears
	process used for the assessments. If	these responsibilities.
	assessments are not regularly	The Board chair meets annually with
	conducted, describe how the board	each director individually to discuss
	satisfies itself that the board, its	personal contributions and overall Board
	committees, and its individual	effectiveness.
directors are performing effectively.

Exhibit 99.2

Form of Proxy

GOLD RESERVE INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 10, 2008

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive
Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the
Company, or instead of either of them ____________________ , as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders
of the Company to be held on June 10, 2008 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1)	On the election of directors, for the nominees set forth in the Information Circular of the Company dated April 23,
2008:

	VOTE FOR	or	WITHHOLD VOTE
(and, if no specification is made, to VOTE FOR);

2)	On the appointment of PricewaterhouseCoopers LLP as auditors of the Company:

	VOTE FOR	or	WITHHOLD VOTE
(and, if no specification is made, to VOTE FOR);

3)	On the approval of the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP
Plan:

	VOTE FOR	or	VOTE AGAINST
(and, if no specification is made, to VOTE FOR);

4)	On the approval of the adoption of the Venezuelan Equity Incentive Plan:

	VOTE FOR	or	VOTE AGAINST
(and, if no specification is made, to VOTE FOR);

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit. Management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information
Circular.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

Please ensure that you date this proxy. If this proxy is not dated in the space below, it shall be deemed to bear the date on which it was mailed by the Company to the shareholder.

DATED this day of , 2008.

Print Name of Shareholder			Print Name of Shareholder (if held jointly)

Signature of Shareholder			Signature of Shareholder (if held jointly)

Exhibit 99.3

Annual Report

GOLD RESERVE

2 0 0 7

Annual Report to Shareholders

TO OUR SHAREHOLDERS AND EMPLOYEES

     2007 was another year of significant achievement for Gold Reserve, as we continued to build the foundation for construction and operation of the Brisas gold and copper project. I am proud to say a number of key milestones have been achieved in the past several months, but we still have several more hurdles to overcome before we attain our goal of producing gold and copper at Brisas, challenges which are typical of a project of this magnitude and location.

After a great deal of hard work by our employees
and our advisors, the Permit to Affect Natural
Resources authorizing us to begin construction at
Brisas was issued to the Company in 2007 by the
Venezuelan Ministry of the Environment.

1

We will have many more permits to obtain
leading to production at Brisas and currently we
are looking to obtain an Initiation Act, or
administrative authorization to proceed with
construction from the Venezuelan Ministry of the
Environment. We have met all conditions precedent
to proceed and our near-term focus will be to obtain
this authorization.

We continued our efforts to develop Brisas,
updating our NI 43-101 Report, advancing detailed
engineering, initiating long-lead procurement efforts,
strengthening working partnerships with local,
regional and international organizations and
continuing efforts related to project debt financing.

The recent NI 43-101 Report indicates that	At the end of the first quarter 2008 we are in
Brisas continues to demonstrate low projected	a strong financial condition with a cash position
operating costs, robust economics at conservative	of $133 million. We are positioned to complete our
metal prices and excellent leverage to rising metal	funding efforts and commence full-scale
prices. Further, the magnitude of the capital cost	construction once we receive the Initiation Act.
increase contained in the Report was reasonably
moderate relative to the mining industry as a whole.	On our Choco 5 property we completed a
Considering the project scope changes, the	16-hole exploration drilling program in the last
increased capital cost for Brisas was not as dramatic	half of 2007 and 43 kilometers survey lines for
as some other projects and in line with	geophysical and geochemical sampling.
management’s expectations.	Unfortunately, as a result of high in-country
demand for assay services, we are still waiting for
We expect the majority of the Brisas detailed	our drill program assay results.
engineering to be complete by mid 2008. The initial
procurement function is now substantially complete,	We are especially proud of the people who
with the placement of orders for long-lead items	have become part of Gold Reserve in Venezuela.
such as the gyratory crusher, pebble crushers, semi	In December, our President in Venezuela, Arturo
autogenous grinding and ball mills, mill motors,	Rivero himself an employee for over 10 years,
and initial construction equipment.	presented 28 people with long service recognition
awards, many of which have been with the company
In addition, we formed important working	for 15 years. Including these employees who have
relationships with Conservation International and	been with us for a long time, we would like to thank
more locally with the Venezuelan Fundacion para	all our employees who share in the credit for the
el Desarrollo Sostenible- Foundation for Sustainable	success the Company has achieved to date.
Development (FDS). We are supporting programs
in the Brisas area on malaria prevention and control,	We look forward to 2008 to continue our goal
sustainable agriculture for local communities,	of placing Brisas into production.
creation of ecotourism opportunities and several
other initiatives - while developing a strong working
relationship for collaboration well into the future	On Behalf of the Board of Directors of
as Brisas matures.	Gold Reserve Inc.

In 2007 we also completed two concurrent
financings totaling $183 million with lead
underwriters J. P. Morgan Securities, Inc., RBC
Capital Markets and Cormark Securities, Inc.
We also continued work on the $425 million	A. Douglas Belanger
project debt financing with a consortium of	President
banks to complete all the conditions precedent
for commitment.

2

FORWARD-LOOKING STATEMENTS	and development of mining properties. This list is not
exhaustive of the factors that may affect any of the
The information presented or incorporated by	Company’s forward-looking statements. See “Risk factors”
reference herein contain both historical information	contained in the Company’s Annual Information Form.
and forward-looking statements (including within the
meaning of the Securities Act (Ontario), Section 27A	Investors are urged to read our filings with Canadian
of the United States Securities Act of 1933, as amended,	and U.S. securities regulatory agencies, which can be
and Section 21E of the United States Securities	viewed on-line at www.sedar.com or www.sec.gov.
Exchange Act of 1934, as amended). These forward-	Additionally, investors can request a copy of any of
looking statements involve risks and uncertainties,	these filings directly from our administrative office.
as well as assumptions that, if they never materialize,

prove incorrect or materialize other than as currently	OVERVIEW
contemplated, could cause our results to differ
materially from those expressed or implied by such	The following discussion of the Company’s financial
forward-looking statements.	position as of December 31, 2007 and results of
Numerous factors could cause actual results to	operations for the year ended December 31, 2007 is to
differ materially from those in the forward-looking	be read in conjunction with the Company’s audited
statements, including without limitation, concentration	consolidated financial statements and related notes.
of operations and assets in Venezuela; operational,	We prepare our consolidated financial statements
regulatory, political and economic risks associated with	in U.S. Dollars in accordance with accounting principles
Venezuelan operations (including changes in previously	generally accepted in Canada. These financial statements
established legal regimes, rules or processes); corruption	together with the following management’s discussion
and uncertain legal enforcement; requests for improper	and analysis, dated March 28, 2008, are intended to	3
payments; civil unrest, military actions and crime; the	provide investors with a reasonable basis for assessing
ability to obtain or maintain the necessary permits or	the financial performance of the Company as well as
additional funding for the development of Brisas; in the	certain forward-looking statements relating to the
event any key findings or assumptions previously	Company’s potential. Additional information on the
determined by the Company or the Company’s	Company can be found at www.sedar.com, www.sec.gov
consultants in conjunction with the feasibility study	or the Company’s web-site www.goldreserveinc.com.
concerning the Brisas Project prepared in 2005 (as
updated or modified from time to time) significantly	The Company is engaged in the business of
differ or change as a result of actual results in the	exploration and development of mining projects and
Company’s expected construction and production at	continues to focus the majority of its management and
Brisas (including capital and operating cost estimates);	financial resources on its most significant asset, Brisas,
risk that actual mineral reserves may vary considerably	and to a lesser extent the exploration of its Choco 5
from estimates presently made; impact of currency, metal	property, both located in Bolivar State, Venezuela.
prices and metal production volatility; fluctuations in
energy prices; currency controls and exchange rates;	Historically we have financed the Company’s
changes in proposed development plans (including	operations through the sale of common stock and other
technology used); the Company’s dependence upon the	equity securities. Management expects Brisas, if
abilities and continued participation of certain key	constructed, to be similarly financed along with project
employees; and risks normally incident to the operation	and corporate debt financing.

Venezuela has, at times, experienced high levels of	MIBAM approved the Brisas operating plan during
inflation, political and civil unrest, government	2003 which was a prerequisite for submitting the Brisas
involvement in strategic industries and during the last	Environmental and Social Impact Study for the
several years has proposed changes in regulatory regimens.	Exploitation and Processing of Gold and Copper Ore
Despite these matters, we have not curtailed our	(“Estudio de Impacto Ambiental y Sociocultural”)
investment activities in the country. However, as discussed	(ESIA) to MINAMB. MINAMB approved the ESIA in
in greater depth under “Risk Factors” contained elsewhere	early 2007 and in March 2007 issued the Authorization
in our Annual Information Form, our operations and	for the Affectation of Natural Resources for the
investments in Venezuela could be adversely affected by	Construction of Infrastructure and Services Phase of
current and future Venezuelan regulatory changes and/or	the Brisas Project (the “Authorization to Affect”).
domestic and international government policies.
The Authorization to Affect allows us to commence
certain infrastructure work, including various
PERMITTING	construction activities at or near the mine site, but does
not permit us to construct the mill and exploit the gold
We are dependent on Venezuelan regulatory	and copper mineralization at Brisas at this time. The
authorities issuing to us various permits and	Authorization to Affect mandates that before
authorizations relating to Brisas that we require prior	commencing significant permitted activities we are
to completing construction of and subsequently operating	required to obtain an “Initiation Act” from MINAMB
Brisas. Consistent with other mining projects of this	which indicates that all conditions precedent to
magnitude and, in addition to permits or authorizations	commencing activities have been met, documents our
that must be received from the Venezuelan Ministry of	understanding of the obligations throughout the term
Environment (“MINAMB”), we require a number of	of the authorization and certifies that the permitted
4 other permits or authorizations from various local, state	activities can in fact commence.
and federal agencies which will be an ongoing process
during the construction period.	After the Authorization to Affect was issued,
MIBAM notified us that certain coordinates, related to
To our knowledge, all of our properties are in	a small section of a new access road designed to by-pass
compliance with the appropriate regulations and	the community of Las Claritas contained in the
requirements of the mining law and our related contractual	Authorization to Affect, conflicted with several land
obligations. In the third quarter of 2007 we received	parcels recently assigned to small miners by MIBAM.
accreditation letters of technical compliance from	The Company along with SNC-Lavalin re-engineered
MIBAM for all of the properties that comprise Brisas.	the section of the road and submitted new coordinates
In addition, our social, cultural and environmental	to MIBAM that by-pass the land parcels. MIBAM
programs in the immediate and surrounding areas near	subsequently approved the revised road and the
Brisas are consistent with the government’s social agenda	Company duly notified MINAMB according to the
including the framework of Mission Piar. Mission Piar	procedure set forth in the “Authorization to Affect”.
is one of President Chavez’s social initiatives which	We believe that we have met all conditions precedent
includes the local small miners and encompasses	to commencing the construction of infrastructure and
technical assistance and training to explore and minimize	services phase. Although certain work has been
the miners’ impact on the environment as well as their	completed, the major activities outlined in the
integration into the formal economy. We are committed	Authorization to Affect have been delayed until formal
to the economic and social development of Brisas in a	receipt of the Initiation Act. The timing of the issuance
mutually beneficial manner with the communities located	of the Initiation Act cannot be determined at this time.
near the project, the people in Bolivar State, and the
Bolivarian Republic of Venezuela.

UPDATED NI 43-101 REPORT FOR THE BRISAS	requirements estimated at $269 million. Initial capital
PROJECT	cost estimates exclude value added taxes of approximately
$54 million. Tax exonerations or tax payment holidays
Management completed the original Brisas Project	are available for various taxes including value added
Feasibility Study in 2005. Since then we have continued	tax and import duty tax on the initial capital costs.
to update the inputs and assumptions with the assistance	Management plans to submit the required applications
of Pincock, Allen & Holt (“PAH”) and SNC Lavalin,	for all available exonerations and expects to obtain such
including the mineral resource and reserve, initial capital	exonerations prior to the construction of the project.
cost and operating cost estimates contained therein.	As a result, the cost of such taxes and import duties are
Most recently in March 2008, the Company with the	not included in the initial costs of the project. There
assistance of Pincock, Allen & Holt (“PAH”) updated	can be no assurances that such exonerations will be
and prepared a new Canadian Securities Act (“CSA”)	obtained, the result of which would be to increase initial
National Instrument 43-101 report for the Brisas Project,	capital and operating costs.
which is summarized below. The Company and SNC-
Lavalin, the project’s EPCM contractor, updated the
capital costs contained in the NI 43-101 Report.	Initial Capital Cost summary

The March 2008 NI 43-101 Report utilizes $600	Mine	$ 59.0
per ounce gold and $2.25 per pound copper for the	Mill	314.7
base-case economic model and at such prices, cash	Infrastructure	67.8
operating costs (net of copper byproduct credits) are	Tailings	38.3
estimated at $120 per ounce of gold. Total costs including	Owner’s Costs	63.4
cash operating costs, exploitation taxes, initial capital	Pre-Stripping	16.7
costs (excluding sunk cost), and sustaining capital costs	Indirect Costs (includes EPCM and Camp)	127.6	5
are estimated at $268 per ounce of gold.	Contingency	43.8

	Total Initial Capital	$ 731.3
The current operating plan assumes a large open
pit mine containing proven and probable reserves of
approximately 10.2 million ounces of gold and 1.4 billion	We have placed orders related to initial capital
pounds of copper in 483 million tonnes of ore grading	costs totaling approximately $121 million, of which we
0.66 grams of gold per tonne and 0.13% copper, at a	have paid approximately $29.1 million (see Contractual
revenue cutoff grade of $3.54 per tonne using a gold	Obligations). In addition, we have paid an additional
price of $470 per ounce and a copper price of $1.35 per	amount of approximately $25 million for costs which
pound. The operating plan anticipates utilizing	are included in the estimate of initial capital costs. The
conventional truck and shovel mining methods with	net amount of initial capital costs remaining to be
the processing of ore at full production of 75,000 tonnes	committed and paid is approximately $585 million.
per day, yielding an average annual production of 457,000
ounces of gold and 63 million pounds of copper over	The magnitude of the capital costs increase was
an estimated mine life of approximately 18.25 years.	reasonably moderate relative to the mining industry as
The strip ratio is estimated at 2.24:1	a whole which continues to experience significant
increases in capital and operating costs. Considering the
The estimated initial capital cost to construct and	project scope changes, the increased costs for Brisas are
place Brisas into production totaling $731 million	not as dramatic as some other projects primarily as a
excluding working capital, critical spares and initial fills	result of the fact that detailed engineering is
of approximately $53 million and ongoing life-of-mine	approximately 75% complete, the majority of the project’s

infrastructure is in place and Venezuelan energy prices	ENGINEERING AND PROCUREMENT
remain the lowest in the world. In addition, orders for
long-lead items such as the gyratory crusher, pebble	SNC-Lavalin of Toronto and its international
crushers, semi autogenous grinding (SAG) and ball mills,	affiliate are providing the Engineering and Procurement
mill motors, and initial construction equipment have	(EP) and Construction Management (CM) services for
been placed.	Brisas. SNC Lavalin's scope of work under the EP and
CM contracts includes providing engineering services
The primary variances between the current estimate	related to, and management of, the construction of a
of initial capital cost of $731 million compared to the	75,000 metric tonne per day hard rock ore copper
previous estimate of $638 million are as follows:	concentrator and related systems, a tailings dam, the
initial pit dewatering wells and support facilities including
Mill costs increased $73.2 million primarily due to	mobile equipment shop, administration building,
increasing the size of the SAG mills, an increase in steel	communications and IT services, laboratory,
quantity and prices and an escalation in equipment	maintenance facilities, warehouse and employee and
prices. The largest components of the mill cost variances	construction man camp.
were: flotation and grinding increased $49.2 million
which includes $23 million for larger SAG mills (36' to	Pursuant to the EP and CM contracts, SNC Lavalin
38') and an additional $10 million related to SAG mill	is to also provide all services and supplies necessary for
motors. Costs related to cyanide destruction reagent	commissioning and start-up of the project, manage the
facilities and compressed air and water utilities increased	health, safety and environmental plans and assure its
a total of approximately $13 million.	services and those of the trade contractors, comply with
commitments contained in the ESIA and local permit
Mine costs decreased $17.6 million mostly due to	requirements. The cost of SNC Lavalin’s EP and CM
6 lengthening the pre-production period from 9 months	services is expected to be approximately $60 million over
to 17 months which coincides with the construction	the construction period.
period. This significantly reduces the amount of
equipment required for pre-stripping which was partially	Detailed engineering for Brisas was substantially
offset by escalation in equipment prices. Tailings	advanced during 2007 by SNC Lavalin and was
management facility cost increased $14.5 million mostly	approximately 75% complete at the date of this report.
due to additional earthworks caused by increased hauls	We expect the majority of the detailed engineering to
for suitable construction material and owner’s cost	be complete by mid 2008. Detailed engineering includes
increased $7.8 million primarily due to an increase in	construction drawings, site layout, manpower
site earthworks costs and additional environmental/social	requirements, construction planning, and many other
program costs.	functions required in a project of this magnitude. This
is the final step in the engineering process for mine
EPCM cost increased $18.4 million due to additional	development work and is a major requirement for the
work, management support for extended work period,	construction process.
procurement efforts and increases in currency exchange
rates and contingency costs decreased $15.6 million	In mid 2007, we placed orders for the gyratory
primarily due to placing orders on long lead items,	crusher, two SAG mills, four ball mills, two vertical mills,
advanced-stage project engineering, increased estimation	and the gear drives and motors for the mills. The suppliers
accuracy and receipt of vendor and contractor bids for	are coordinating the fabrication and delivery of these
most project equipment and services.	critical pieces of equipment according to project schedule.
We have also begun the process of a phased order for
mining and construction equipment from Caterpillar.

PROJECT FINANCE	RESULTS OF OPERATIONS

Significant work has been completed by the	The Company is engaged in the business of
Company and its advisors in the evaluation and design	exploration and development of mining projects,
of the project financing. The Company engaged	presently focusing our management and financial
Corporacion Andina de Fomento (CAF), Export	resources on the Brisas gold and copper project (“Brisas
Development Canada (EDC), UniCredit Group (HVB)	Project”), located in Bolivar State, Venezuela. We have
and WestLB AG (WestLB) of Germany as Mandated	no commercial production at this time. We have not
Lead Arrangers (MLAs) to arrange up to US$425 million	recorded revenue or cash flows from mining operations
of project debt for Brisas.	and have experienced losses from operations for each
of the last five years, a trend we expect to continue until
As part of the evaluation and design of the project	Brisas is fully constructed and put into commercial
financing an independent engineering company has	production. The Company’s results of operations are a
reviewed our project, provided critical observations,	product of operating expenses, primarily related to the
and assisted with our objective of meeting industry best	development of Brisas, net of income on invested cash.
practices and the Equator Principles. In certain
circumstances compliance with the Equator Principles	The Company has historically re-measured its
has increased the operating and capital costs from initial	Bolivar denominated transactions at the official exchange
estimates; however, in the long run, Brisas demonstrates	rate of Bs. 2,150/$. In the fourth quarter of 2007, based
best practices in all areas of mine development needed	on new guidance from the AICPA’s International
to qualify the project for conventional project financing.	Practices Task Force, the Company concluded that the
parallel market rate was the most appropriate rate to
In 2007 we completed two concurrent financings	use to re-measure Bolivar transactions. Accordingly,
providing net proceeds of approximately $173 million.	the Company used the average rate in the parallel	7
The lead underwriters were J. P. Morgan Securities, Inc.,	market to re-measure Bolivar transactions during 2007
RBC Capital Markets and Cormark Securities, Inc. We	and at December 31, 2007 used the parallel rate to
also continue to work on the project debt financing	translate Bolivar denominated monetary items.
with MLA’s to complete all the conditions precedent
for commitment.	2007 Compared to 2006.

Any future funding is, among other things,	The consolidated net loss for the year ended
contingent on the on-going receipt of permits or	December 31, 2007 was approximately $12,411,000 or
authorizations for Brisas, subject to satisfactory due	$0.25 per share, an increase of approximately $5,435,000
diligence findings, market conditions, final credit	from the prior year. Other income for 2007 amounted
committee approval and other conditions precedent.	to $6,499,000, which is a decrease of approximately
$1,753,000 from the previous year. Other income

decreased primarily as a result of a non-recurring gain	2006 Compared to 2005.
on marketable securities during the year ended December
31, 2006, partially offset by higher interest income as a	The consolidated net loss for the year ended
result of increased cash balances.	December 31, 2006 was approximately $6,977,000 or
$0.18 per share, a decrease of approximately $2,051,000
Operating expenses for the year amounted to	from the prior year. Other income for 2006 amounted
approximately $18,452,000, which is an increase from	to approximately $8,252,000 which is an increase of
the prior year of approximately $3,745,000. The overall	approximately $6,849,000 from the previous year. Other
increase in operating expenses is primarily attributable	income increased primarily as a result of a non-recurring
to an increase in general and administrative costs of	gain on sales of marketable securities.
approximately $5,500,000, partially offset by a net change
in foreign currency gain of approximately $2,068,000	Operating expenses for the year amounted to
over the prior year.	$14,707,000, which is an increase from the prior year
of approximately $4,278,000. The increase in operating
The increase in general and administrative cost	expenses is attributable to the addition of technical staff,
primarily relates to: approximately $3,300,000 non-cash	engagement of consultants and overall increases in costs
charge related to stock option compensation;	related to corporate management activities, investor
approximately $1,000,000 increase in banking costs	relations and financing efforts associated with the
related to the project debt financing and equipment	development and construction of Brisas as well as foreign
procurement; with the remaining being attributable to	currency loss attributable to the decrease in the value
salary adjustments, addition of technical staff,	of the Canadian dollar compared to the US dollar. The
engagement of consultants and overall increases in costs	non-cash impact of accounting for stock-based
related to corporate management activities associated	compensation also contributed to the increase.
8 with the development and construction of Brisas.

SUMMARY OF QUARTERLY RESULTS

Quarter ended	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06

Other Income	$ (217,816)	$ 4,149,659	$ 1,894,117	$ 673,124	$ 1,417,955	$ 1,119,412	$ 888,611	$ 4,826,080
Net (loss) income
before tax	(8,596,566)	767,375	(1,252,054)	(2,871,675)	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293
Per share	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07
Fully diluted	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07
Net income (loss)	(8,842,316)	560,392	(1,254,600)	(2,874,969)	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779
Per share	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06
Fully diluted	(0.16)	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06

Through the third quarter of 2007, the Company	rate to translate Bolivar denominated monetary items
re-measured its Bolivar denominated transactions at	which had the effect in the fourth quarter 2007 of
the official exchange rate of Bs. 2,150/$. In the fourth	reducing the gain previously reported as Other Income
quarter of 2007, based on new guidance from the AICPA’s	on the conversion of dollars to Bolivars. The net loss in
International Practices Task Force, the Company	the fourth quarter 2007 is primarily a product of the
concluded that the parallel market rate was the most	currency translation noted above as well as a non-cash
appropriate rate to use to re-measure Bolivar transactions.	charge related to stock option compensation and salary
Accordingly, the Company used the average rate in the	adjustments. Historically, the net losses during the last
parallel market to re-measure all 2007 Bolivar	eight quarters are a result of the Company’s efforts to
transactions and at December 31, 2007 used the parallel	complete the development of Brisas.

LIQUIDITY AND CAPITAL RESOURCES	We have placed orders related to initial capital
Investing Activities	costs totaling approximately $121 million, of which we
have paid approximately $29.1 million (see Contractual
Since acquiring Brisas in 1992, over $290 million	Obligations). In addition, we have paid an additional
has been committed for Brisas - approximately $200	amount of approximately $25 million for costs which
million has been expended (including capitalized costs	are included in the estimate of initial capital costs. The
and costs expensed in the period incurred) and	net amount of initial capital costs remaining to be
approximately $90 million has been contractually	committed and paid is approximately $585 million.
committed for equipment purchases (see Contractual	As noted elsewhere, we believe that we have met
Obligations). The costs expended include: costs of	all conditions precedent to commencing the construction
acquiring property and mineral rights, other acquisition	of infrastructure and services phase and are ready to
costs, equipment expenditures, litigation settlement costs,	execute our plan to initiate our site works pursuant to
general and administrative costs and extensive exploration	the Authorization for the Affectation of Natural
costs including geology, geophysics and geochemistry,	Resources for the Construction of Infrastructure and
drilling costs for approximately 975 drill holes totaling	Services Phase of Brisas (the “Authorization to Affect”)
over 200,000 meters of drilling, independent audits of
drilling, sampling, assaying procedures and ore reserves	We expect to proceed with construction activities
methodology, environmental baseline work/ socioeconomic	upon issuance of the Initiation Act and adequate funding.
studies, hydrology studies, geotechnical studies, mine	These activities are expected to include mobilization of
planning, advanced stage grinding and metallurgical test	EPCM contractor, pit and site dewatering, construction
work, tailings dam designs, milling process flow sheet	of man-camp and office complex, clearing and
designs and a feasibility study, including a number of	earthworks for mill site, tailings management facility,
subsequent updates, independent NI 43–101 reports and	dam wall and tailings pipeline corridor, construction of	9
an ESIA. Since acquiring the Choco 5 property in 2000,	sedimentation ponds, power-line corridor, conveyor belt
the Company has invested approximately $1.4 million	and service road corridor, rock quarry, sanitary fill and
on acquisition and exploration costs.	all other related mine site preparation works.

Based on the recently updated NI 43-101 Report,	The timeline for the activities covered by the
overall capital expenditures required to put Brisas into	Authorization to Affect is estimated to be 14-16 months
production are estimated to be approximately $731	and we estimate that we will expend approximately
million excluding working capital, critical spares and	$100 million over that time period. Overall we anticipate
initial fills of approximately $53 million, ongoing life-	a minimum of 36 months to construct Brisas and,
of-mine requirements estimated at $269 million and	assuming we receive the required permits and
authorizations, we expect commissioning and
value added taxes of approximately $54 million. As a	achievement of commercial production shortly thereafter.
result of the certain project scope changes, primarily
related to increasing the SAG mill diameter from 36'	In the meantime we continue to focus our efforts
to 38' and inflationary increases in the cost of various	on obtaining the on-going permits and authorizations
mine equipment, milling facility components and raw	related to Brisas, supporting SNC-Lavalin’s efforts to
materials, initial capital cost increased approximately	finalize detailed engineering as well as other third party
$93 million over the previous estimate of $638 million.	consultants with various technical studies focused on

	optimizing the design and economics of the project.	and review of a data room to support the due diligence
	In addition, final details related to port facilities,	process of the banks, and the independent due diligence
	concentrate sales contracts, electricity and fuel supply	by lenders’ representatives, environmental requirements
	contracts, land use permits and a number of other	to international standards and the preparation of the
	agreements related to the construction and operation	International Environmental Impact Statement.
	of Brisas are proceeding.	Financial models and information memoranda have also
been prepared which form the basis of the financial
	Over 2,000 personnel will be needed for the	assessment of the project.
construction of the project and operating employment
	will peak at over 900 personnel. Value added taxes and	Project financing continues to be a primary focus
	import duties which could total as much as $54 million	of management. Significant work has been completed
	are excluded from the initial capital estimates. Tax	by the Company, its advisors and the Mandated Lead
	exonerations or tax payment holidays are currently	Arrangers in the evaluation and design of the project
	available for various taxes including value added taxes	financing. Any future funding is, among other things,
	(“VAT”) and import duty tax on the initial capital costs.	contingent on the on-going receipt of permits or
	Management is in the process of preparing the	authorizations for Brisas, subject to satisfactory due
	applications for all available exonerations and expects	diligence findings, market conditions, final credit
	to obtain available exonerations prior to the construction	committee approval and other conditions precedent.
	of the project. As a result, the cost of such taxes and	The Company also engaged certain investment banks
	import duties are not included in the initial costs of the	for the equity portion of the project finance requirements
	project. However, there can be no assurances that such	and related services which would be contingent upon
	exonerations will be obtained the result of which would	the project debt being arranged.
likely be to increase capital and operating costs.
10		In May 2007 we completed the sale of $103,500,000
	Investing activities in 2007 primarily consisted of	aggregate principal amount of 5.50% Senior
	expenditures related to the continued development of	Subordinated Convertible Notes due 2022 and
	Brisas, which totaled approximately $45 million and the	13,762,300 Class A common shares at $5.80 per share
	collateralization of approximately $52 million of cash	(Cdn$6.42 per share) for net proceeds to the Company
	(restricted cash) related to the purchase of certain long-	of approximately $173,000,000 after deducting
	lead items for the construction of Brisas. Investing	underwriting fees and offering expenses.
activities in 2006 primarily consisted of expenditures
	related to the continued development of Brisas, which	The notes are unsecured, bear interest at a rate of
	totaled approximately $15 million and the purchase and	5.5% annually, pay interest semi-annually in arrears and
	sale of marketable securities, which on a net basis,	are due on June 15, 2022. The notes are convertible into
	resulted in net sale proceeds of approximately $7 million.	Class A common shares of the Company at the initial
conversion rate, subject to adjustment, of 132.626 shares
	Financing Activities	per $1,000 principal amount (equivalent to a conversion
price of $7.54). Upon conversion, the Company will have
	Project finance activities have included technical	the option, unless there has occurred and is then
	and legal due diligence, site visits, and input into areas	continuing an event of default under the Company’s
	such as the sale, marketing and smelting of the planned	indenture to deliver common shares, cash or a combination
	gold and gold-copper concentrate, structure of the	of common shares and cash for the notes surrendered.
EPCM arrangements with SNC Lavalin, preparation

At any time on or after June 16, 2010, and until	company capitalized $4.2 million in interest expense. At
June 15, 2012 the Company may redeem the notes, in	December 31, 2007, the fair value of the debt component
whole or in part, for cash at a redemption price equal	of the convertible notes was estimated to be $78.7 million
to 100% of the principal amount being redeemed plus	based on the net present value of the remaining future
accrued and unpaid interest if the closing sale price of	payments of interest and principal, discounted at the
the Common Shares is equal to or greater than 150%	prevailing market interest rate.
of the conversion price then in effect and the closing
price for the Company’s Common Shares has remained	As of March 28, 2008, the Company held
above that price for at least twenty (20) trading days in	approximately $133 million in cash and investments.
the period of thirty (30) trading days preceding the	Significant additional funding will be required to
Company’s notice of redemption. Beginning on June	construct Brisas. In the near-term, management believes
16, 2012 the Company may, at its option, redeem all or	that cash and investment balances are sufficient to
part of the notes for cash at a redemption price equal	enable the Company to fund its pre-construction
to 100% of the principal amount being redeemed plus	activities into 2009 (excluding substantial Brisas Project
accrued and unpaid interest.	construction activities).

The note holders have the option to require the	The timing and extent of additional funding, or
Company to repurchase the notes on June 15, 2012 at	project financing, if any, depends on a number of
a price equal to 100% of the principal amount of the	important factors, including, but not limited to, the
notes plus accrued but unpaid interest. The Company	issuance of the Initiation Act and related authorizations,
may elect to satisfy its obligation to pay the repurchase	the actual timetable of our 2008-2009 work plan, our
price, in whole or in part, by delivering Common Shares.	assessment of the financial markets, the political and
economic conditions in Venezuela, our share price and
In the event of a change of control of the Company,	the price of gold and copper.	11
the Company will be required to offer to repurchase the
notes at a purchase price equal to 100% of the principal	Management provides no assurances that it will be
amount of the notes plus accrued but unpaid interest	able to obtain the substantial additional financing that
unless there has occurred and is continuing certain events	will be needed to construct Brisas, and the Company
of default under the Company’s indenture. The Company	currently has no definitive proposals or firm commitments
may elect to satisfy its obligation to repurchase the notes	to proceed with such financing. Failure to raise the
in whole or in part by delivering Common Shares.	required funds will mean the Company is unable to
construct and operate Brisas, which would have a
Accounting standards require the Company to	material adverse effect on the Company.
allocate the notes between their equity and debt
component parts based on their respective fair values at	Operating Activities
the time of issuance. The equity portion of the notes was
estimated using the residual value method at	Cash flow used by operating activities for 2007 was
approximately $29 million net of issuance costs. The fair	approximately $5.7 million, which was a decrease over
value of the debt component is accreted to the face value	2006 of approximately $5.6 million. The decrease in
of the notes using the effective interest method over the	cash used by operating activities from 2006 was primarily
expected term of the notes, with the resulting charge	due to an increase in interest income as result of increased
recorded as interest expense. Interest expense allocable	levels of invested cash and an increase in foreign
to the qualifying cost of developing mining properties	currency gain, both of which partially off-set cash
and to constructing new facilities is capitalized until assets	expenditures for the period.
are ready for their intended use. During 2007, the

CONTRACTUAL OBLIGATIONS

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2007:

Payments due by Period

			Less than			More Than
	Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	Convertible notes 1	$186,041,250	$ 5,692,500	$11,385,000	$11,385,000	$157,578,750
	Equipment contracts 2	92,249,714	53,547,646	38,702,068
	Mandated Lender Group 3	320,000	320,000
	Operating Lease 4	146,808	125,741	21,067

	Total	$278,757,772	$59,685,887	$50,108,135	$11,385,000	$157,578,750

	1 In May 2007, the Company issued $103,500,000 aggregate		3 The Company has a services agreement with a group of Mandated
	principal amount of its 5.50% Senior subordinated convertible notes.		Lenders to provide various banking services related to obtaining
	The notes pay interest semi-annually and are due on June 15, 2022.		project financing for Brisas. The agreement provides for quarterly
	Subject to certain conditions, the notes may be converted into Class		payments to each of the four banks in the Mandated Lenders group
	A common shares of the Company, redeemed or repurchased. The		until the financing is secured. The amount shown above represents
	amounts shown above include the interest and principal payments		the amount payable under the contract if financing is not secured
	due unless the notes are converted, redeemed or repurchased prior		during 2008 and the contract is not cancelled by the Company. The
	to their due date.		agreement is cancelable at anytime with no further obligation of the
12			Company.
2 The Company has placed orders totaling $121 million for the
	fabrication of processing equipment, Caterpillar equipment and other		4 The Company leases office space under a non-cancelable operating
	mining equipment and related engineering. As of December 31, 2007		lease which expires March 1, 2009.
the Company has made payments on these contracts of $29.1 million.

MANAGEMENT’S REPORT

To the Shareholders of Gold Reserve Inc.	The Board of Directors fulfills its responsibilities
for the consolidated financial statements primarily
The accompanying consolidated financial	through the activities of its Audit Committee, which is
statements of the Company were prepared by	composed of three directors, none of whom are members
management in accordance with accounting principles	of management. This Committee monitors the
generally accepted in Canada, consistently applied and	independence and performance of our independent
within the framework of the summary of significant	auditors and meets with the auditors to discuss the
accounting policies in these consolidated financial	results of their audit and their audit report prior to
statements. Management is responsible for all	submitting the consolidated financial statements to the
information in the annual report. All financial and	Board of Directors for approval. This Committee reviews
operating data in the annual report is consistent, where	and discusses with management the consolidated
appropriate, with that contained in the consolidated	financial statements, related accounting principles and
financial statements.	practices and (when required of management under
securities commissions or the applicable listing standards)
Management is responsible for establishing and	management’s assessment of internal control over
maintaining an adequate internal control structure and	financial reporting. This Committee also monitors the
procedures for financial reporting. Management has	integrity of our financial reporting process and systems
established and maintains a system of internal accounting	of internal controls regarding finance, accounting and
control designed to provide reasonable assurance that	legal compliance.
assets are safeguarded from loss or unauthorized use,
financial information is reliable and accurate and	The consolidated financial statements have been	13
transactions are properly recorded and executed in	audited on behalf of the shareholders by the Company’s
accordance with management’s authorization. This	independent auditors, PricewaterhouseCoopers LLP.
system includes established policies and procedures, the	The auditors’ report outlines the scope of their
selection and training of qualified personnel and an	examination and their opinion on the consolidated
organization providing for appropriate delegation of	financial statements. The auditors have full and free
authority and segregation of responsibilities.	access to the Audit Committee.

s/ Rockne J. Timm
Chief Executive Officer
March 28, 2008

s/ Robert A. McGuinness
Vice President–Finance and CFO
March 28, 2008

INDEPENDENT AUDITORS’ REPORT

	To the Shareholders of Gold Reserve Inc.	Internal control over financial reporting

	We have completed an integrated audit of Gold	We have also audited Gold Reserve Inc.’s internal
	Reserve Inc.’s 2007 consolidated financial statements	control over financial reporting as at December 31,
	and of its internal control over financial reporting as at	2007, based on criteria established in Internal Control
	December 31, 2007 and audits of its 2006 and 2005	- Integrated Framework issued by the Committee of
	consolidated financial statements. Our opinions, based	Sponsoring Organizations of the Treadway Commission
	on our audits, are presented below.	(COSO). The Company’s management is responsible
for maintaining effective internal control over financial
	Consolidated financial statements	reporting and for its assessment of the effectiveness of
internal control over financial reporting, included in
	We have audited the accompanying consolidated	Management’s Annual Report on Internal Control over
	balance sheets of Gold Reserve Inc as at December 31,	Financial Reporting on page 4 of the Annual Report
	2007 and December 31, 2006, and the related	on Form 40F. Our responsibility is to express an opinion
	consolidated statements of operations comprehensive	on the effectiveness of the Company’s internal control
	loss, changes in shareholders’ equity and cash flows for	over financial reporting based on our audit.
each of the years in the three year period ended
	December 31, 2007. These financial statements are	We conducted our audit of internal control over
	the responsibility of the Company’s management. Our	financial reporting in accordance with the standards of
	responsibility is to express an opinion on these financial	the Public Company Accounting Oversight Board (United
14	statements based on our audits.	States). Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether
	We conducted our audit of the Company’s financial	effective internal control over financial reporting was
	statements as at December 31, 2007 and for the year	maintained in all material respects. An audit of internal
	then ended in accordance with Canadian generally	control over financial reporting includes obtaining an
	accepted auditing standards and the standards of the	understanding of internal control over financial reporting,
	Public Company Accounting Oversight Board (United	assessing the risk that a material weakness exists, testing
	States). We conducted our audits of the Company’s	and evaluating the design and operating effectiveness of
	financial statements as at December 31, 2006 and for	internal control based on the assessed risk, and performing
	each of the years in the two year period then ended in	such other procedures as we consider necessary in the
	accordance with Canadian generally accepted auditing	circumstances. We believe that our audit provides a
	standards. Those standards require that we plan and	reasonable basis for our opinion.
perform an audit to obtain reasonable assurance about
	whether the financial statements are free of material	A company’s internal control over financial reporting
	misstatement. An audit of financial statements includes	is a process designed to provide reasonable assurance
	examining, on a test basis, evidence supporting the	regarding the reliability of financial reporting and the
	amounts and disclosures in the financial statements.	preparation of financial statements for external purposes
	A financial statement audit also includes assessing the	in accordance with generally accepted accounting
	accounting principles used and significant estimates	principles. A company’s internal control over financial
	made by management, and evaluating the overall financial	reporting includes those policies and procedures that
	statement presentation. We believe that our audits	(i) pertain to the maintenance of records that, in
	provide a reasonable basis for our opinion.	reasonable detail, accurately and fairly reflect the
transactions and dispositions of the assets of the company;
	In our opinion, the consolidated financial statements	(ii) provide reasonable assurance that transactions are
	referred to above present fairly, in all material respects,	recorded as necessary to permit preparation of financial
	the financial position of the Company as at December	statements in accordance with generally accepted
	31, 2007 and December 31, 2006 and the results of its	accounting principles, and that receipts and expenditures
	operations and its cash flows for each of the years in the	of the company are being made only in accordance with
	three year period ended December 31, 2007 in accordance	authorizations of management and directors of the
	with Canadian generally accepted accounting principles.	company; and (iii) provide reasonable assurance regarding

prevention or timely detection of unauthorized acquisition,	Comments by Auditors for U.S. Readers
use, or disposition of the company’s assets that could	on Canada-U.S. Reporting Difference
have a material effect on the financial statements.	In the United States, reporting standards for
Because of its inherent limitations, internal control	auditors require the addition of an explanatory
over financial reporting may not prevent or detect	paragraph (following the opinion paragraph) when
misstatements. Also, projections of any evaluation of	there are changes in accounting principles that have
effectiveness to future periods are subject to the risk	a material effect on the comparability of the Company’s
that controls may become inadequate because of changes	financial statements, such as the changes described in
in conditions, or that the degree of compliance with	note 2 to the financial statements. Our report to the
the policies or procedures may deteriorate.	shareholders dated March 27, 2008 is expressed in
accordance with Canadian reporting standards which
In our opinion, the Company maintained, in all	do not require a reference to such a change in
material respects, effective internal control over financial	accounting principles in the auditors’ report when the
reporting as at December 31, 2007 based on criteria	change is properly accounted for and adequately
established in Internal Control — Integrated Framework	disclosed in the financial statements.
issued by the COSO.

s/PricewaterhouseCoopers LLP	s/PricewaterhouseCoopers LLP	15
Chartered Accountants	Chartered Accountants
Vancouver, British Columbia, Canada	Vancouver, British Columbia, Canada
March 27, 2008	March 27, 2008

	GOLD RESERVE INC.
	CONSOLIDATED BALANCE SHEETS
	December 31, 2007 and 2006 (Expressed in U.S. Dollars)
						2007	2006

	ASSETS
	Cash and cash equivalents (Note 3)					$ 94,680,576	$ 25,374,688
	Marketable securities (Note 5)					4,987,511	3,309,622
	Deposits, advances and other					652,572	515,396

	Total current assets					100,320,659	29,199,706

	Property, plant and equipment, net (Note 6)					128,624,670	73,643,895
	Restricted cash (Note 12)					52,080,603	–
	Prepaid and other					872,971	1,772,120

	Total assets					$ 281,898,903	$ 104,615,721

	LIABILITIES
	Accounts payable and accrued expenses					$ 7,719,316	$ 1,914,633
	Accrued interest					237,188	–

	Total current liabilities					7,956,504	1,914,633

	Convertible notes (Note 15)					70,306,054	–
	Minority interest in consolidated subsidiaries					2,315,536	1,729,076

	Total liabilities					$ 80,578,094	$ 3,643,709

16	Measurement Uncertainty (Note 1)
	Commitments (Note 12)

	SHAREHOLDERS’ EQUITY
	Serial preferred stock, without par value
	Authorized:	Unlimited
	Issued:	None
	Common shares and Equity Units: (Note 14)					$ 244,295,503	$ 167,463,742
	Class A common shares, without par value
	Authorized:	Unlimited
	Issued:	2007… 55,060,934		2006	40,581,192
	Outstanding:	2007… 54,810,934		2006	40,331,192
	Equity Units
	Issued:	2007…	1,085,099	2006…	1,085,099
	Outstanding:	2007…	585,824	2006…	585,824
	Equity component of convertible notes (Note 15)					28,784,710	–
	Less, common shares and equity units held by affiliates					(636,267)	(636,267)
	Stock options					7,662,237	3,105,169
	Accumulated deficit					(81,371,254)	(68,959,761)
	Accumulated other comprehensive income					2,696,571	–
	KSOP debt (Note 7)					(110,691)	(871)

	Total shareholders’ equity					201,320,809	100,972,012

	Total liabilities and shareholders’ equity					$ 281,898,903	$ 104,615,721

	The accompanying notes are an integral part of the consolidated financial statements.

	Approved by the Board of Directors:

		s/ Chris D. Mikkelsen				s/ Patrick D. McChesney

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2006 and 2005 (Expressed in U.S. Dollars)

	2007	2006	2005

Other Income:
Interest income	$ 5,164,480	$ 1,088,403	$ 859,945
Gain on sale of marketable securities	1,334,604	7,163,655	542,923

	6,499,084	8,252,058	1,402,868
Expenses:
General and administrative	12,143,569	6,646,798	5,054,420
Technical services	5,093,963	5,015,222	3,876,928
Corporate communications	904,157	699,922	662,350
Legal and accounting	774,140	756,752	749,208
Foreign currency (gain) loss	(926,299)	1,141,932	78,070
Minority interest in net income
of consolidated subsidiaries	462,474	446,374	7,703

	18,452,004	14,707,000	10,428,679

Net loss before tax	(11,952,920)	(6,454,942)	(9,025,811)
Income tax expense (Note 10)	458,573	521,803	1,471	17

Net loss for the year	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)

Net loss per share–basic and diluted	$ (0.25)	$ (0.18)	$ (0.26)

Weighted average common shares outstanding	49,703,688	38,123,819	35,048,800

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
For the Year Ended December 31, 2007 (Expressed in U.S. Dollars)

Net loss for the year			$ (12,411,493)
Other comprehensive income, net of tax:
Holding gain arising during period			2,005,468
Adjustment for realized gains included in net loss			(1,334,604)

Other comprehensive income			670,864

Comprehensive loss for the year			$ (11,740,629)

The accompanying notes are an integral part of the consolidated financial statements.

	GOLD RESERVE INC.
	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	For the Years Ended December 31, 2007, 2006 and 2005 (Expressed in U.S. Dollars)

						Common Shares			Accumulated
		Common Shares and Equity Units Issued			Equity Com- ponent of Con-	and Equity Units	Stock	Accumulated	Other Compre-	KSOP
		Common Shares Equity Units		Amount	vertible Notes	Held by Affiliates	Options	Deficit	hensive income	Debt

	Balance, December 31, 2004	33,715,795	1,157,397	$ 136,907,516	–	$ (674,598) $ 1,004,197		$ (52,955,734)	–	$ (105,323)
	Equity units exchanged for
	common shares	47,377	(47,377)
	Net loss							(9,027,282)
	Stock option compensation						863,340
	Common shares issued for:
	Cash	1,106,765		2,612,344
	Services	251,350		733,232
	KSOP	75,000		258,971						(258,971)
	Allocation to KSOP participants									280,074

	Balance, December 31, 2005	35,196,287	1,110,020	140,512,063	–	(674,598)	1,867,537	(61,983,016)	–	(84,220)
	Equity units exchanged for
	common shares	24,921	(24,921)
	Net loss							(6,976,745)
18	Stock option Compensation						1,390,776
	Fair value of options exercised			153,144			(153,144)
	Common shares issued for:
	Cash	5,096,109		25,702,673
	Services	163,875		747,075
	KSOP	100,000		189,063						(189,063)
	Allocation to KSOP participants									272,412
	Decrease in Shares held
	by affiliates			159,724		38,331

	Balance, December 31, 2006	40,581,192	1,085,099	167,463,742	–	(636,267)	3,105,169	(68,959,761)	–	(871)
	Opening balance on adoption of
	new accounting standard								$ 2,025,707
	Net loss							(12,411,493)
	Other comprehensive income								670,864
	Stock option Compensation						4,724,120
	Equity component of convertible notes				28,784,710
	Fair value of options exercised			167,052			(167,052)
	Common shares issued for:
	Cash	13,985,742		74,349,097
	Services	394,000		1,818,012
	KSOP	100,000		497,600						(497,600)
	Allocation to KSOP participants									387,780

	Balance, December 31, 2007	55,060,934	1,085,099	$ 244,295,503	$ 28,784,710	$ (636,267)	$7,662,237	$ (81,371,254)	$ 2,696,571	$ (110,691)

	The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005 (Expressed in U.S. Dollars)

	2007	2006	2005

Cash Flow from Operating Activities:
Net loss for the year	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	4,724,120	1,390,776	863,340
Depreciation	179,111	147,798	93,157
Amortization of discount on debt investments	–	(419)	(2,251)
Foreign currency loss	1,131,269	–	78,070
Minority interest in net income of consolidated subsidiaries	462,474	446,374	7,703
Net gain on disposition of marketable securities	(1,334,604)	(7,163,655)	(542,923)
Shares issued for compensation and KSOP	2,205,792	1,019,487	1,013,306
Changes in non-cash working capital:
(Increase) decrease in deposits, advances and accrued interest	(137,176)	(73,266)	(92,558)
Increase (decrease) in accounts payable and accrued expenses	(494,798)	29,880	(120,070)

Net cash used by operating activities	(5,675,305)	(11,179,770)	(7,729,508)

Cash Flow from Investing Activities:				19
Purchase of marketable securities	(4,163,941)	(6,539,362)	(3,903,158)
Purchase of property, plant and equipment	(44,689,332)	(15,078,403)	(5,574,241)
Proceeds from the sale and maturity of marketable securities	6,517,227	13,379,048	6,991,874
Increase in restricted cash	(52,080,603)	–	–
Capitalized interest paid on convertible notes	(3,273,187)	–	–
Other	(108,134)	(279,750)	(205,764)

Net cash used by investing activities	(97,797,970)	(8,518,467)	(2,691,289)

Cash Flow from Financing Activities:
Net proceeds from issuance of convertible notes	98,430,066	–	–
Net proceeds from issuance of common shares	74,349,097	25,702,673	2,612,344

Net cash provided by financing activities	172,779,163	25,702,673	2,612,344

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	69,305,888	6,004,436	(7,808,453)
Cash and cash equivalents - beginning of year	25,374,688	19,370,252	27,178,705

Cash and cash equivalents - end of year	$ 94,680,576	$ 25,374,688	$ 19,370,252

Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common shares as compensation	$ 1,818,012	$ 747,075	$ 733,232
Issuance of common shares to KSOP Plan	$ 497,600	$ 189,063	$ 258,971

The accompanying notes are an integral part of the consolidated financial statements.

	1. The Company and Significant Accounting	These consolidated financial statements include
	Policies:	the accounts of the Company, Gold Reserve Corporation,
two domestic subsidiaries, Great Basin Energies, Inc.
	The Company. Gold Reserve Inc. (the	(“Great Basin”) and MGC Ventures Inc. (“MGC
	“Company”) is a mining company incorporated in 1998	Ventures”), four Venezuelan subsidiaries, two Barbadian
	under the laws of the Yukon Territory, Canada, and is	subsidiaries and five Aruban subsidiaries which were
	the successor issuer to Gold Reserve Corporation, which	formed to hold the Company’s interest in its foreign
	was incorporated in 1956. The Company’s primary	subsidiaries or for future transactions. All subsidiaries
	mineral asset, the Brisas Project, is a gold/copper deposit	are wholly owned with the exception of Great Basin
	located in the Km 88 mining district of the State of	and MGC Ventures which are 45% and 44% owned,
	Bolivar in southeastern Venezuela. The Company has	respectively. All intercompany accounts and transactions
	no revenue producing mining operations at this time.	have been eliminated on consolidation. The Company’s
	All amounts shown herein are expressed in U.S. Dollars	policy is to consolidate those subsidiaries where control
	unless otherwise noted.	exists. See Note 9.

	In February 1999, the shareholders of Gold Reserve	Cash and Cash Equivalents.
	Corporation approved a plan of reorganization whereby	The Company considers short-term, highly liquid
	Gold Reserve Corporation became a subsidiary of Gold	investments purchased with an original maturity of three
	Reserve Inc., the successor issuer (the “Reorganization”).	months or less to be cash equivalents for purposes of
	Generally, each shareholder of Gold Reserve Corporation	reporting cash equivalents and cash flows. Cash and
	received one Gold Reserve Inc. Class A common share	cash equivalents are designated as available-for-sale and
	for each common share owned of Gold Reserve	recorded at fair value. At December 31, 2007 and 2006,
	Corporation. After the Reorganization, a shareholder of	the Company had approximately $311,000 and $718,000,
20	Gold Reserve Inc. continued to own an interest in the	respectively, in Venezuela and banks outside Canada
	business, through subsidiary companies, that in aggregate	and the United States.
was essentially the same as before the Reorganization.

	Certain U.S. holders of Gold Reserve Corporation	Exploration and Development Costs.
	elected, for tax reasons, to receive equity units in lieu of	Exploration costs incurred in locating areas of potential
	Gold Reserve Inc. Class A common shares. An equity	mineralization are expensed as incurred. Exploration
	unit is comprised of one Gold Reserve Inc. Class B	costs of properties or working interests with specific areas
	common share and one Gold Reserve Corporation Class	of potential mineralization are capitalized at cost pending
	B common share. The equity units are substantially	the determination of a property’s economic viability.
	equivalent to a Class A common share and are	Development costs of proven mining properties not yet
	immediately convertible into Gold Reserve Inc. Class A	producing are capitalized at cost and classified as
	common shares upon compliance with certain procedures.	capitalized exploration costs under property, plant and
	Equity units are not listed for trading on any stock	equipment. The Company capitalizes those costs which
	exchange, but, subject to compliance with applicable	are directly attributable to the Brisas project including
	federal, provincial and state securities laws, may be	engineering, procurement and construction management,
	transferred. Unless otherwise noted, general references	mine planning, environmental impact studies, drilling,
	to common shares of the Company include Class A	assaying and interest. Costs related to staffing and
	common shares and Class B common shares as a	maintenance of offices and facilities in Venezuela are
	combined group.	charged to operations. Property holding costs are charged
to operations during the period if no significant
	Presentation of Financial Statements	exploration or development activities are being conducted
	and Consolidation. The consolidated financial	on the related properties. Upon commencement of
	statements contained herein have been prepared in	production, capitalized exploration and development
	accordance with accounting principles generally accepted	costs will be amortized based on the estimated proven
	in Canada, which as described in Note 17, differ in	and probable reserves benefited. Properties determined
	certain material respects from accounting principles	to be impaired or that are abandoned are written-down
	generally accepted in the United States of America.	to the estimated fair value. Carrying values do not
necessarily reflect present or future values.

Property, Plant and Equipment.	Through 2006, the Company re-measured its Bolivar
Property, plant and equipment are recorded at the lower	denominated transactions at the official exchange rate
of cost less accumulated depreciation. Replacements	of Bs. 2,150/$. In 2007, based on new guidance from
and major improvements are capitalized. Maintenance	the AICPA’s International Practices Task Force, the
and repairs are charged to expense as incurred. The	Company concluded that parallel market rate was the
cost and accumulated depreciation of assets retired or	most appropriate rate to use to re-measure Bolivar
sold are removed from the accounts and any resulting	transactions. Accordingly, in 2007 the Company used
gain or loss is reflected in operations. Depreciation is	the average rate received in the parallel market of Bs.
provided using straight-line and accelerated methods	4,446/$ to re-measure Bolivar transactions and at
over the lesser of the useful life or lease term of the	December 31, 2007, used the parallel rate to translate
related asset. Interest and financing costs incurred during	Bolivar denominated monetary items.
the construction and development of qualifying assets
are capitalized.	Stock Based Compensation. The Company
uses the fair value method of accounting for stock
Impairment Test. The Company reviews long-	options. The fair value is computed using the Black-
lived assets for impairment whenever events or changes	Scholes method as described in note 8 and is expensed
in circumstances indicate that the carrying amount of	over the vesting period of the option. Consideration
the assets may not be recoverable. If the sum of the	paid for shares on exercise of share options, in addition
expected future net cash flows to be generated from the	to the fair value attributable to stock options granted,
use or disposition of a long-lived asset (undiscounted	is credited to capital stock.
and without interest charges) is less than the carrying
amount of the asset, an impairment loss is recognized	Income Taxes. The Company uses the liability
and the asset is written down to fair value. Fair value is	method of accounting for income taxes. Future tax assets	21
generally determined by discounting estimated cash flows.	and liabilities are determined based on the differences
between the tax basis of assets and liabilities and those
Foreign Currency. The U.S. Dollar is the	amounts reported in the financial statements. The future
Company’s functional currency. The Company’s foreign	tax assets or liabilities are calculated using the substantively
subsidiaries are integrated foreign operations and	enacted tax rates expected to apply in the periods in
accordingly foreign currency amounts are translated	which the differences are expected to be settled. Future
into U.S. Dollars using the temporal method. Non-	tax assets are recognized to the extent that they are
monetary assets and liabilities are translated at historical	considered more likely than not to be realized.
rates, monetary assets and liabilities are translated at
current rates and revenue and expense items are	Use of Estimates. The preparation of financial
translated at average exchange rates during the reporting	statements in conformity with generally accepted
period, except for depreciation which is translated at	accounting principles requires management to make
historical rates. Translation gains and losses are included	estimates and assumptions that affect the reported
in operating expenses.	amounts of assets and liabilities, disclosure of contingent
assets and liabilities at the date of the financial statements
In 2003, the Venezuelan government implemented	and the reported amounts of revenues and expenses
foreign exchange controls which fixed the rate of	during the reporting period. Actual results could differ
exchange between the Venezuelan Bolivar and the US	from those estimates.
dollar. Since March of 2005, the rate has been fixed at
2,150 Bolivares (Bs.) to US $1.00 ($). In October of	Measurement Uncertainty. At December
2005, the government enacted the Criminal Exchange	31, 2007, nearly all of our non-cash assets, including
Law which imposes sanctions on the exchange of	our primary mining asset, the Brisas Project, were located
Bolivares with foreign currency unless the exchange is	in Venezuela. Our operations in Venezuela are subject
made by officially designated methods. The exchange	to the effects of changes in legal, tax and regulatory
regulations do not apply to transactions with certain	regimes, national and local political issues, labor and
securities denominated in Bolivares which can be	economic developments, unrest, currency and exchange
swapped for securities denominated in another currency	controls, import/export restrictions, government
effectively resulting in a parallel market for the Bolivar.	bureaucracy, corruption and uncertain legal enforcement.

	We have not experienced any significant adverse impact	value can be made. The associated asset retirement
	to date on our operations in Venezuela nor have we	costs are capitalized as part of the carrying amount of
	curtailed our investment activities in the country.	the long-lived asset and amortized over the same period
	However, one or more of the issues described herein or	as the underlying asset.

	other factors beyond our control could adversely affect	Convertible Notes.
	our operations and investment in Venezuela in the future.	Convertible notes are
initially recorded at fair value and subsequently measured
	Management’s capitalization of exploration and	at amortized cost. They are allocated between their
	development costs and assumptions regarding the future	equity and debt component parts based on their
	recoverability of such costs are based on, among other	respective fair values at the time of issuance and recorded
	things, the Company’s estimate of current mineral	net of transaction costs. The equity portion of the notes
	reserves and resources which are based on engineering	is estimated using the residual value method. The fair
	and geological estimates, estimated gold and copper	value of the debt component is accreted to the face
	prices, estimated plant construction and operating costs	value of the notes using the effective interest rate method
	and the procurement of all necessary regulatory permits	over the expected life of the notes, with the resulting
	and approvals. In addition, the Company records	charge recorded as interest expense. Interest expense
	amounts paid for value-added tax as a non-current asset	allocable to the qualifying cost of developing mining
	based on the assumption that these amounts will be	properties and to constructing new facilities is capitalized
	recoverable when the Brisas Project begins production.	until assets are ready for their intended use.
These assumptions and estimates could change in the

	future and this could affect the carrying value and the	2. Adoption of New Accounting Policies:
ultimate recoverability of the amounts recorded as
	property and mineral rights, capitalized exploration and	Effective January 1, 2007, the Company adopted
22	development costs and other assets. The Company	CICA Section 3855, Financial Instruments – Recognition
	operates and files tax returns in a number of jurisdictions.	and Measurement. This section establishes standards
	The preparation of such tax filings requires considerable	for determining when a financial asset, financial liability
	judgment and the use of assumptions. Accordingly, the	or non-financial derivative is to be recognized on the
	amounts reported could vary in the future.	balance sheet and whether it will be measured using a
cost-based or fair value method. As of January 1, 2007,
	Net Loss Per Share. Net loss per share is	our cash and cash equivalents, restricted cash and
	computed by dividing net loss by the combined weighted	investments in marketable securities have been classified
	average number of Class A and B common shares	as available-for-sale and are recorded at fair value on
	outstanding during each year, which has been reduced	the balance sheet. Fair values are determined by
	by the common shares owned by Great Basin and MGC	reference to published price quotations in active markets
	Ventures. As of December 31, 2007, 2006 and 2005,	and changes in these fair values are reflected in other
	there were 3,054,857, 1,369,074, and 2,530,682 shares,	comprehensive income and included in shareholders’
	respectively, available for issuance pursuant to the	equity. Our convertible notes are recorded at amortized
	exercise of previously granted share options. In addition,	cost. Transaction costs incurred to issue the notes are
	at December 31, 2007, 2006 and 2005 there were nil,	deducted from the underlying balance. Other financial
	nil, and 2,680,500 shares, respectively, available for	instruments have been designated as loans and
	issuance upon exercise of common share purchase	receivables or other financial liabilities and are measured
	warrants. In periods in which a loss is incurred, the effect	at amortized cost.
of potential issuances of shares under options, warrants
	and convertible notes would be anti-dilutive, and	We also adopted CICA section 1530,
	therefore basic and diluted losses per share are the same.	Comprehensive Income effective January 1, 2007. This
section requires the presentation of a statement of
	Asset Retirement Obligations.	comprehensive income and its components.
	The Company accounts for asset retirement obligations	Comprehensive income includes net income or loss and
	based on the guidance in Canadian Institute of	other comprehensive income. Other comprehensive
	Chartered Accountants standard 3110. The standard	income may include holding gains and losses on
	requires that the fair value of a liability for an asset	available-for-sale securities, gains and losses on certain
	retirement obligation be recognized in the period in	derivative instruments and foreign currency gains and
	which it is incurred if a reasonable estimate of fair	losses from self sustaining foreign operations.

     As of January 1, 2007, the effect on our balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

			January 1,
		Adjustment on	2007
	December 31, 2006	Adoption of	Opening
U.S. Dollars	as Reported	New Standards	Balance

ASSETS
Current Assets
Cash and cash equivalents	$ 25,374,688		$ 25,374,688
Marketable securities	3,309,622	$ 2,334,240 A	5,643,862
Deposits, advances and other	515,396		515,396

Total current assets	29,199,706	2,334,240	31,533,946
Property, plant and equipment, net	73,643,895		73,643,895
Other	1,772,120		1,772,120

Total assets	$ 104,615,721	$ 2,334,240	$ 106,949,961

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 1,914,633		$ 1,914,633
Future income tax	–	$ 308,533 B	308,533

Total current liabilities	1,914,633	308,533	2,223,166
Minority interest in consolidated subsidiaries	1,729,076		1,729,076

Total liabilities	3,643,709	308,533	3,952,242

SHAREHOLDERS’ EQUITY				23
Serial preferred stock, without par value, none issued
Common shares and equity units, without par value	167,463,742		167,463,742
Less common shares held by affiliates	(636,267)		(636,267)
Stock options	3,105,169		3,105,169
Accumulated deficit	(68,959,761)		(68,959,761)
Accumulated other comprehensive income	–	2,025,707 C	2,025,707
KSOP debt	(871)		(871)

Total shareholders’ equity	100,972,012	2,025,707	102,997,719

Total liabilities and shareholders’ equity	$ 104,615,721	$ 2,334,240	$ 106,949,961

A	Investments in marketable securities previously accounted for at cost are designated as available-for-sale and carried at fair value.

B	The tax effect of the adjustment to marketable securities is recorded as a future tax liability.

C	The adjustment to marketable securities, net of future tax is recorded as accumulated other comprehensive income.

     Our accumulated other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax. Following is a summary of the changes in accumulated other comprehensive income since the adoption of the new accounting standard on January 1, 2007.

Accumulated Other Comprehensive Income

Opening balance on adoption of new accounting standard, January 1, 2007	$ 2,025,707

Other comprehensive income during the period	670,864

Accumulated Other Comprehensive Income at December 31, 2007	$ 2,696,571

3. Cash and Cash Equivalents:
	2007	2006

Bank deposits	$ 89,682,777	$ 23,838,243
Money market funds	4,997,799	1,536,445

Total	$ 94,680,576	$ 25,374,688

4. Financial Instruments:

     The carrying amounts for short term deposits, advances, accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. The Company diversifies its cash and investment holdings into Canadian and U.S. treasury and agency obligations, major financial institutions and corporations in order to limit its exposure to risk of principal, liquidity risk and the risk of changes in interest rates. The fair values of investments in marketable securities are determined by reference to published price quotations in an active market and are disclosed in Note 5. The Company is exposed to foreign exchange risk due to its operations in Venezuela and does not actively manage this exposure at this time.

5.	Marketable Securities:
Quoted
		Cost	Market Value

24	December 31, 2007

	Available-for sale securities	$ 2,290,940	$ 4,987,511

December 31, 2006

	Equity Securities	$ 3,309,622	$ 5,643,862

At December 31, 2006, the Company’s marketable securities consisted of investments in equity securities which were carried at cost. Effective January 1, 2007, with the adoption of the new accounting standard related to financial instruments (see note 2), the company’s marketable securities have been classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized.

6. Property, Plant and Equipment:
		Accumulated
	Cost	Depreciation	Net

2007

United States
Furniture and office equipment	$ 468,976	$ (318,283)	$ 150,693
Leasehold improvements	35,633	(35,633)	–

	$ 504,609	$ (353,916)	$ 150,693

Venezuela

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	77,225,929		77,225,929
Machinery and equipment deposits	38,853,176		38,853,176
Buildings	751,791	$ (321,904)	429,887
Furniture and office equipment	592,777	(482,038)	110,739
Transportation equipment	688,829	(415,443)	273,386
Machinery and equipment	646,724	(318,199)	328,525

	130,011,561	(1,537,584)	128,473,977

Total	$ 130,516,170	$ (1,891,500)	$ 128,624,670

2006				25

United States
Furniture and office equipment	$ 417,432	$ (291,095)	$ 126,337
Leasehold improvements	35,633	(35,633)	–

	$ 453,065	$ (326,728)	$ 126,337

Venezuela

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	61,875,623		61,875,623
Buildings	381,599	$ (287,645)	93,954
Furniture and office equipment	560,981	(449,466)	111,515
Transportation equipment	529,046	(348,897)	180,149
Machinery and equipment	318,042	(314,060)	3,982

	74,917,626	(1,400,068)	73,517,558

Total	$ 75,370,691	$ (1,726,796)	$ 73,643,895

As of December 31, 2007, Machinery and equipment deposits include amounts paid for infrastructure and milling equipment either in the manufacturing stage or being stored by the manufacturer pending delivery to the project site.

7. KSOP Plan:

     The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2007, 2006 and 2005 of $387,780, $272,412, and $280,074, respectively. As of December 31, 2007, 22,246 common shares remain unallocated to plan participants.

8. Share Option Plan:

     The Company’s Equity Incentive Plan (the “Plan”) as amended in 2006, allows for the issuance of Class A common share purchase options of up to 10% of the common shares outstanding, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

		2007		2006		2005

			Weighted		Weighted		Weighted
			Average		Average		Average
			Exercise		Exercise		Exercise
		Shares	Price	Shares	Price	Shares	Price

	Options outstanding at
26	beginning of year	2,662,716	$ 3.36	3,148,844	$ 1.36	3,316,374	$ 1.39
	Options exercised	(228,577)	1.56	(1,823,295)	0.77	(573,030)	1.00
	Options canceled	(70,000)	2.20	(54,333)	2.72	(115,000)	4.16
	Options granted	2,081,000	4.79	1,391,500	4.47	520,500	3.21

	Options outstanding at
	end of year	4,445,139	$ 4.14	2,662,716	$ 3.36	3,148,844	$ 1.36

	Options exercisable
	at end of year	3,054,857	$ 3.91	1,369,074	$ 2.52	2,530,682	$ 1.18

			Price		Price		Price
			Range		Range		Range

	Exercise price at end of year		$ 0.72 - $ 5.45	$ 0.69 - $ 5.36			$ 0.57 - $ 4.14
	Exercise price of exercisable options		$ 0.72 - $ 5.45	$ 0.69 - $ 4.65			$ 0.57 - $ 4.14

	The following table relates to stock options at December 31, 2007
						Weighted Average
			Weighted	Weighted			Exercise Price
	Price	Number	Average Remaining	Average		Number	of Exercisable
	Range	Outstanding	Contractual Life	Exercise Price		Exercisable	Options

	$0.72 - $1.89	604,139	2.26	$1.70		604,139	$1.70
	$2.15 - $4.00	509,000	2.41	$3.45		438,500	$3.37
	$4.02 - $4.19	595,500	3.59	$4.15		441,125	$4.16
	$4.22 - $4.62	476,500	3.75	$4.46		158,760	$4.57
	$4.65 - $4.65	25,000	0.68	$4.65		16,500	$4.65
	$4.83 - $4.83	1,901,000	2.13	$4.83		1,228,333	$4.83
	$4.89 - $5.24	224,000	3.38	$5.08		117,600	$5.07
	$5.29 - $5.29	25,000	3.93	$5.29		12,500	$5.29
	$5.36 - $5.36	65,000	3.93	$5.36		34,900	$5.36
	$5.45 - $5.45	20,000	4.42	$5.45		2,500	$5.45

	$0.72 - $5.45	4,445,139	2.65	$4.14		3,054,857	$3.91

The Company recorded additional compensation expense of $4,724,120, $1,390,776, and $863,340 for stock options granted during 2007, 2006 and 2005, respectively. The fair value of the options granted was calculated using the Black-Scholes model. In 2007, the model assumed a weighted average risk free interest rate of 3.09%, expected life of 2.29 years, expected volatility of 81% and a dividend yield of $nil. In 2006, the model assumed a weighted average risk free interest rate of 4.63%, expected life of three years, expected volatility of 82% and a dividend yield of $nil. In
2005, the model assumed a risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of $nil.

9. Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-
Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2007 and 2006, which represented 44% and
46%, respectively of its outstanding shares. The Company believes it has control over MGC Ventures due to the combined shareholdings of the Company and its officers and directors. MGC Ventures owned 258,083 common shares of the Company at December 31, 2007 and 2006. In addition, MGC Ventures owned 280,000 common shares of Great
Basin at December 31, 2007 and 2006. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration
of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2007 and 2006, which represented 45% and 46%, respectively of its outstanding shares. The Company believes it has control over Great Basin due to the combined shareholdings of the
Company and its officers and directors. Great Basin owned 491,192 common shares of the Company at December 31,	27
2007 and 2006. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2007 and 2006.
During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

10. Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2007. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2007. Two of the Company’s U.S. subsidiaries earned net income in 2007, 2006 and 2005 which is included in the Company’s consolidated net loss. Income tax expense recorded by these subsidiaries in 2007, 2006 and 2005 amounted to $458,573, $521,803 and $1,471, respectively.

     The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

		Future Tax Asset

	2007		2006

Accounts payable and accrued expenses	$ 229,449		$ 255,731
Investment income	–		–
Property, plant and equipment	8,503,457		8,506,461

Total temporary differences	8,732,906		8,762,192
Net operating loss carry forward	14,822,963		11,022,034
Alternative minimum tax credit	19,871		19,871

Total temporary differences, operating losses
and tax credit carry forwards	23,575,740		19,804,097
Valuation allowance	(23,575,740)		(19,804,097)

Net deferred tax asset	$ –		$ –

10. Income Tax, continued:

At December 31, 2007, the Company had the following U.S. and Canadian tax loss carry forwards and tax credits:

		U.S.	Canadian	Expires

	Regular tax net operating loss:	$ 1,244,312	$ 388,388	2008
		688,808	511,227	2009
		341,750	1,149,067	2010
		645,622	–	2011
		1,424,144	–	2012
		–	1,747,595	2014
		–	2,178,171	2015
		1,386,674	–	2018
		1,621,230	–	2019
		665,664	–	2020
		896,833	–	2021
		1,435,774	–	2022
		1,806,275	–	2023
		2,760,522	–	2024
28		3,680,288	–	2025
		4,622,825	2,644,804	2026
		6,033,181	5,723,795	2027

		$ 29,253,902	$ 14,343,047

	Alternative minimum tax net operating loss:	$ 1,218,023	–	2008
		660,271	–	2009
		304,472	–	2010
		618,845	–	2011
		1,399,529	–	2012

		$ 4,201,140	–

	Alternative minimum tax credit	$ 19,871

11. Segmented Financial Information:

The Company has one operating segment, which is the exploration and development of mineral properties.

Segmented financial information by geographic region is as follows:

2007	U.S./Canada	Venezuela	Consolidated

Other income	$ 6,499,084	–	$ 6,499,084
Depreciation	39,447	$ 139,664	179,111
Net loss	7,654,544	4,756,949	12,411,493

Identifiable assets
Property, plant and equipment, net	$ 150,693	$ 128,473,977	$ 128,624,670
General corporate assets	151,750,970	1,523,263	153,274,233

Total identifiable assets	$ 151,901,663	$ 129,997,240	$ 281,898,903

2006

Other income	$ 8,252,058	–	$ 8,252,058
Depreciation	31,814	$ 115,984	147,798
Net loss	3,110,063	3,866,682	6,976,745

Identifiable assets
Property, plant and equipment, net	$ 126,337	$ 73,517,558	$ 73,643,895
General corporate assets	28,054,737	2,917,089	30,971,826

Total identifiable assets	$ 28,181,074	$ 76,434,647	$ 104,615,721

2005

Other income	$ 1,402,868	–	$ 1,402,868	29
Depreciation	23,462	$ 69,695	93,157
Net loss	5,802,593	3,224,689	9,027,282

Identifiable assets
Property, plant and equipment, net	$ 79,769	$ 57,936,333	$ 58,016,102
General corporate assets	22,164,983	1,773,787	23,938,770

Total identifiable assets	$ 22,244,752	$ 59,710,120	$ 81,954,872

Net loss and identifiable assets of each segment are those that are directly identified with those geographic locations.

12. Commitments:

        In June 2007, the Company placed a $64 million order for the fabrication of the Brisas gyratory crusher, pebble crushers, Semi Autogenous Grinding (SAG) and ball mills and other processing equipment from Metso Minerals. As of December 31, 2007, the Company has made payments on this order of $12.0 million. In connection with this order, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank in the amount of $57.7 million, providing security on the performance of obligations. As of December 31, 2007, the Company has restricted cash of $52.1 million as required by this letter of credit.

     The Company has placed additional orders of approximately $57 million for haulage equipment, front end loaders, construction machinery and other mining equipment and related engineering for the construction and operation of Brisas. As of December 31, 2007, the Company has made payments on these orders of $17.1 million and is due to make additional payments totaling $31.1 million during 2008.

     In addition, the Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2008, if financing is not secured during 2008 and the contract is not cancelled by the Company, is $320,000.

     The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2007, 2006 and 2005 was $121,928, $118,813 and $115,180, respectively. Future minimum annual rent payable under the lease is $125,741 in 2008 and $21,067 in 2009.

	13. Shareholder Rights Plan:	approval, increased the exercise price of the warrants
	The Company instituted a shareholder rights plan	from Canadian $6.50 to Canadian $6.55 and extended
	(the “Rights Plan”) in 1999. Since the original approval	the expiry date of the warrants to July 31, 2007. None
	by the Shareholders, the Rights Plan and the Rights	of the warrants were exercised prior to expiration.
	Plan Agreement have been amended and continued	During 2005, 573,030 shares were issued upon
	from time to time. In March 2006, the shareholders	exercise of stock options, 533,735 shares were issued
	approved certain amendments to the Plan including	upon exercise of warrants, 251,350 shares were issued
	continuing the Shareholder Rights Plan until June 30,	for compensation and 75,000 shares were issued to the
	2009. The Rights Plan is intended to give adequate time	KSOP plan.
for shareholders of the Company to properly assess the
merits of a take-over bid without pressure and to allow
	competing bids to emerge. The Rights Plan is designed	15. Convertible Notes:
	to give the board of director’s time to consider	In May 2007, the Company issued $103,500,000
	alternatives to allow shareholders to receive full and	aggregate principal amount of its 5.50% Senior
	fair value for their common shares. One right is issued	subordinated convertible notes. The notes are unsecured,
	in respect of each outstanding share. The rights become	bear interest at a rate of 5.50% annually, pay interest
	exercisable only when a person, including any party	semi-annually in arrears and are due on June 15, 2022.
	related to it or acting jointly with it, acquires or	The notes are convertible into Class A common shares
	announces its intention to acquire 20% or more of the	of the Company at the initial conversion rate, subject
	Company’s outstanding shares without complying with	to adjustment, of 132.626 shares per $1,000 principal
	the “permitted bid” provisions of the Rights Plan. Each	amount (equivalent to a conversion price of $7.54).
	right would, on exercise, entitle the holder, other than	Upon conversion, the Company will have the option,
30	the acquiring person and related persons, to purchase	unless there has occurred and is then continuing an
	common shares of the Company at a 50% discount to	event of default under the Company’s indenture, to
	the market price at the time.	deliver common shares, cash or a combination of
common shares and cash for the notes surrendered.
	14. Common Shares:	Accounting standards require the Company to allocate
the notes between their equity and debt component
	In May 2007, the Company closed a public offering	parts based on their respective fair values at the time
	of 13,762,300 Class A common shares of the Company,	of issuance. The liability component was computed by
	representing aggregate net proceeds to the Company of	discounting the stream of future payments of interest
	approximately $74 million. In addition to the shares	and principal at the prevailing market rate for a similar
	issued in the public offering, the Company issued 223,442	liability that does not have an associated equity
	shares for $333,966 upon exercise of stock options,	component. The equity portion of the notes was
	100,000 shares valued at $497,600 were issued to the	estimated using the residual value method at
	KSOP and 394,000 shares valued at $1,818,011 were	approximately $29 million net of issuance costs. The
	issued as compensation to employees or remuneration	fair value of the debt component is accreted to the face
	for services from consultants.	value of the notes using the effective interest rate method
	In May 2006, the Company closed a public offering	over the expected life of the notes, with the resulting
	of 3,335,000 Class A common shares of the Company,	charge recorded as interest expense. The expected life
	representing aggregate net proceeds to the Company of	of the notes is an estimate and is subject to change, if
	approximately US $24.6 million. In 2006, in addition	warranted by facts and circumstances related to the
	to the shares issued in the public offering, 1,761,109	potential early redemption of the notes by either the
	shares were issued upon exercise of stock options,	Company or the holders. Interest and accretion expense
	100,000 shares were issued to the KSOP and 163,875	allocable to the qualifying cost of developing mining
	shares were issued as compensation. On November 4,	properties and to constructing new facilities is capitalized
	2006 the company amended the terms of 2,680,500	until assets are ready for their intended use. During
	Class A common share purchase warrants which had	2007, the company capitalized $4.2 million in interest
	been set to expire on November 6, 2006. The	and accretion expense.
amendments, which were subject to shareholder

At any time on or after June 16, 2010, and until	16. New Accounting Standards:
June 15, 2012, the Company may redeem the notes, in	CICA Section 1535. Capital
whole or in part, for cash at a redemption price equal	Disclosures. This Section establishes standards
to 100% of the principal amount being redeemed plus	for disclosing information about an entity’s capital
accrued and unpaid interest if the closing sale price of	and how it is managed. Under this standard the
the Common Shares is equal to or greater than 150%	Company will be required to disclose information
of the conversion price then in effect and the closing	that enables the users of its financial statements to
price for the Company’s Common Shares has remained	evaluate the Company’s objectives, policies and
above that price for at least twenty trading days in the	processes for managing capital. The Company will
period of thirty trading days preceding the Company’s	adopt this section effective January 1, 2008 and
notice of redemption. Beginning on June 16, 2012, the	management is currently assessing the impact on
Company may, at its option, redeem all or part of the	the Company’s financial statements.
notes for cash at a redemption price equal to 100% of
the principal amount being redeemed plus accrued and	CICA Section 3862, Financial
unpaid interest.	Instruments – Disclosures.This Section requires
entities to provide disclosures in their financial
The note holders have the option to require the	statements that enable users to evaluate (a) the
Company to repurchase the notes on June 15, 2012, at	significance of financial instruments for the entity’s
a price equal to 100% of the principal amount of the	financial position and performance; and (b) the nature
notes plus accrued but unpaid interest. The Company	and extent of risks arising from financial instruments
may elect to satisfy its obligation to pay the repurchase	to which the entity is exposed during the period and at
price, in whole or in part, by delivering Common Shares.	the balance sheet date, and how the entity manages
In the event of a change of control of the Company,	those risks. The Company will adopt this section effective	31
the Company will be required to offer to repurchase	January 1, 2008 and management is currently assessing
the notes at a purchase price equal to 100% of the	the impact on the Company’s financial statements.
principal amount of the notes plus accrued but unpaid
interest unless there has occurred and is continuing	CICA Section 3064, Goodwill and
certain events of default under the Company’s indenture.	Intangible Assets. This Section establishes revised
The Company may elect to satisfy its obligation to	standards for recognition, measurement, presentation
repurchase the notes in whole or in part by delivering	and disclosure of goodwill and intangible assets.
Common Shares.	Concurrent with the introduction of this standard, the
CICA withdrew EIC 27, Revenues and Expenses during
At December 31, 2007, the fair value of the debt	the pre-operating period. As a result of the withdrawal
component of the convertible notes was estimated to	of EIC 27, companies will no longer be able to defer
be $78.7 million based on the net present value of the	costs and revenues incurred prior to commercial
remaining future payments of interest and principal,	production at new mine operations. The changes are
discounted at the prevailing market interest rate.	effective for interim and annual financial statements
beginning January 1, 2009. We have not yet determined
the impact of the adoption of this change on the
disclosure in our financial statements.

	FAS 155, Accounting for certain hybrid	for each subsequent reporting period. SFAS No. 159
	financial instruments. This standard establishes,	also establishes presentation and disclosure requirements
	among other things, the accounting for certain	designed to facilitate comparisons between entities that
	derivatives embedded in other financial instruments.	choose different measurement attributes for similar types
	FAS 155 amends FAS 133 on derivatives and hedging	of assets and liabilities. This standard is effective for
	and FAS 140 on transfers and servicing of financial	years beginning after November 15, 2007. The Company
	assets and extinguishments of liabilities. The adoption	is currently evaluating the impact of this standard on
	of this standard on January 1, 2007 had no impact on	its financial statements.
the Company’s reported results.

FAS 141R, Business Combinations.
	Uncertain Tax Positions. In June 2006,	In December 2007, the FASB issued SFAS No. 141
	FASB issued Accounting for Uncertain Tax Positions	(revised 2007), “Business Combination”.
	- an Interpretation of FASB Statement No. 109, FIN	SFAS No. 141 (R) establishes principles and
	48 which prescribes a recognition and measurement	requirements for how an acquirer recognizes and
	model for uncertain tax positions taken or expected to	measures in its financial statements the identifiable
	be taken in the Company’s tax returns. FIN 48 provides	assets acquired, the liabilities assumed, and non-
	guidance on recognition, classification, presentation	controlling interest in the acquiree and the goodwill
	and disclosure of unrecognized tax benefits. The	acquired. SFAS No. 141(R) also establishes disclosure
	Company has not recorded any tax amount as a result	requirements to enable the evaluation of the nature
	of the adoption of this standard.	and financial effects of the business combination.
SFAS No. 141(R) is effective for fiscal years
	FAS 157, Fair Value Measurements.	beginning after December 15, 2008. The Company
	In September 2006, FASB issued SFAS 157, Fair Value	is currently evaluating the impact of this standard on
32	Measurements, which defines fair value, establishes a	its financial statements.
framework for measuring fair value and expands fair
	value disclosures. The standard does not require any	FAS 160, Non-controlling Interests.
	new fair value measurements. In December 2007, the	In December 2007, the FASB issued SFAS No. 160,
	FASB issued SFAS 157-b, which provided for a one-	Non-controlling Interests in Consolidated Financial
	year deferral of the implementation of SFAS 157 for	Statements—an amendment of Accounting Research
	non-financial assets and liabilities. However, the	Bulletin No. 51 (“SFAS No. 160”). SFAS No. 160
	Company is still required to adopt SFAS 157 effective	establishes accounting and reporting standards for
	January 1, 2008 for financial assets and liabilities that	ownership interests in subsidiaries held by parties other
	are carried at fair value.	than the parent, the amount of consolidated net income
attributable to the parent and to the non-controlling
	FAS 159, Fair Value Option. In	interest, changes in a parent’s ownership interest, and
	February 2007, the FASB issued Statement of Financial	the valuation of retained non-controlling equity
	Accounting Standard (“SFAS”) No. 159, “The Fair	investments when a subsidiary is deconsolidated.
	Value Option for Financial Assets and Financial	SFAS No. 160 also establishes disclosure requirements
	Liabilities—Including an Amendment of FASB	that clearly identify and distinguish between the interests
	Statement No. 115.” SFAS No. 159 provides companies	of the parent and the interests of the non-controlling
	with an option to measure, at specified election dates,	owners. SFAS No. 160 is effective for fiscal years
	financial instruments and certain other items at fair	beginning after December 15, 2008. The Company is
	value that are not currently measured at fair value. For	currently evaluating the impact of this standard on its
	those items for which the fair value option is elected,	financial statements.
unrealized gains and losses will be recognized in earnings

17. Differences Between Canadian and U.S. GAAP:

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

Consolidated Summarized Balance Sheets
	Canadian GAAP	Change	U.S. GAAP

2007

Assets
Current assets A	$ 100,320,659	$ –	$ 100,320,659
Property, plant and equipment, net C,D,E	128,624,670	(42,965,187)	85,659,483
Other assets	52,953,574	–	52,953,574

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Liabilities
Convertible notes D	$ 70,306,054	$ 28,270,191	$ 98,576,245
Other liabilities A	10,272,040	–	10,272,040

	$ 80,578,094	$ 28,270,191	$ 108,848,285

Shareholders’ equity
Common shares & equity units B	244,295,503	(5,506,126)	238,789,377	33
Equity component of convertible notes D	28,784,710	(28,784,710)	–
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus	–	5,171,603	5,171,603
Stock options B	7,662,237	4,242,848	11,905,085
Accumulated deficit B,C,E	(81,371,254)	(46,358,993)	(127,730,247)
Accumulated other comprehensive income A	2,696,571	–	2,696,571
KSOP debt	(110,691)	–	(110,691)

	201,320,809	(71,235,378)	130,085,431

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

		Canadian GAAP	Change	U.S. GAAP

	2006

	Assets
	Current assets A	$ 29,199,706	$ 2,334,240	$ 31,533,946
	Property, plant and equipment, net C	73,643,895	(41,034,321)	32,609,574
	Other assets	1,772,120	–	1,772,120

		$ 104,615,721	$ (38,700,081)	$ 65,915,640

	Liabilities A	$ 3,643,709	$ 308,533	$ 3,952,242

	Shareholders’ equity
	Common shares & equity units B	167,463,742	(5,339,074)	162,124,668
	Less, common shares & equity units
	held by affiliates	(636,267)	–	(636,267)
	Contributed surplus	–	5,171,603	5,171,603
	Stock options B	3,105,169	4,075,796	7,180,965
	Accumulated deficit B,C,	(68,959,761)	(44,942,646)	(113,902,407)
	Accumulated other comprehensive income A	–	2,025,707	2,025,707
	KSOP debt	(871)	–	(871)

		100,972,012	(39,008,614)	61,963,398

		$ 104,615,721	$ (38,700,081)	$ 65,915,640

	Consolidated Summarized Statements of Operations
		2007	2006	2005

34	Net Loss under Canadian GAAP	$ (12,411,493)	$ (6,976,745)	$ (9,027,282)
	Stock based compensation B			3,149,038
	Interest expense E	(1,416,347)	–	–

	Net loss under U.S. GAAP	(13,827,840)	(6,976,745)	(5,878,244)

	Other comprehensive income (loss)
	Unrealized gain (loss) on available-
	for-sale securities: A
	Holding gain (loss) arising during period	2,005,468	3,378,903	1,012,969
	Reclassification adjustment for (gain)
	loss included in net loss	(1,334,604)	(5,466,100)	55,957

	Total comprehensive loss under
	U.S. GAAP	$ (13,156,976)	$ (9,063,942)	$ (4,809,318)

	Basic and diluted net loss per share
	under U.S. GAAP	$ (0.28)	$ (0.18)	$ (0.17)

	Consolidated Summarized Statements of Cash Flows
		2007	2006	2005

	Cash flow used by operating activities
	under Canadian GAAP	$ (5,675,305)	$ (11,179,770)	$ (7,729,508)
	Cash paid for interest E	(1,267,851)	–	–

	Cash flow used by operating activities
	under U.S. GAAP	$ (6,943,156)	$ (11,179,770)	$ (7,729,508)

	Cash flow (used) provided by investing
	activities under Canadian GAAP	$ (97,797,970)	$ (8,518,467)	$ (2,691,289)
	Cash paid for interest E	1,267,851	–	–

	Cash flow used by investing
	activities under U.S. GAAP	$ (96,530,119)	$ (8,518,467)	$ (2,691,289)

A In 2007, the Company adopted CICA Section	C Under Canadian GAAP, the Company
3855, Financial Instruments – Recognition and	capitalizes mineral property exploration and development
Measurement. The effect of the adoption of this standard	costs after proven and probable reserves have been
is that the accounting for marketable securities for	established. The Company also capitalizes costs on
Canadian GAAP purposes is now substantially consistent	properties where it has found non-reserve material that
with US GAAP and accordingly there are no differences	does not meet all the criteria required for classification
in marketable securities at December 31, 2007. In 2006,	as proven or probable reserves. Under US GAAP,
under U.S. GAAP, marketable securities were classified	exploration and development costs incurred on properties
as available-for-sale and were recorded at market value	where mineralization has not been classified as a proven
and the unrealized gain or loss, net of tax was recorded	and probable reserve under SEC rules are expensed as
as part of comprehensive income. Under Canadian	incurred. Accordingly, certain costs are capitalized for
GAAP these securities were carried at the lower of cost	Canadian GAAP purposes but expensed under US GAAP.
and quoted market value.

B For U.S. GAAP purposes, the Company	D In 2007, the company issued $103,500,000
adopted SFAS 123R, “Accounting for Stock Based	aggregate principal amount of convertible notes. As
Compensation” effective January 1, 2006. SFAS 123R	described in note 15, under Canadian GAAP these notes
requires the use of the fair value method of accounting	are allocated between their equity and debt component
for stock based compensation. This standard is	parts. The debt component is accreted to the face value
substantially consistent with the revised provisions of	of the notes with the resulting interest expense charged
CICA 3870, which was adopted by the Company for	to mineral property costs. Under US GAAP, the notes
Canadian GAAP effective January 1, 2004. For	are classified as a liability net of issuance costs and
U.S. GAAP, the Company applied the modified	accreted to face value over the term on the notes.
prospective method of adoption included in SFAS 123R		35
which requires that the company expense the fair value	E The Company capitalizes interest on its
of all unvested and new grants on a prospective basis	convertible notes on an interest avoidance basis. The
beginning January 1, 2006. In 2005, for U.S. GAAP	amount capitalized during an accounting period is
purposes, the Company accounted for stock-based	determined by applying an interest rate to the average
employee compensation arrangements using the intrinsic	amount of accumulated qualifying assets during the
value method prescribed in Accounting Principles Board	period. The Company’s qualifying assets include its costs
(APB) Opinion No.25, “Accounting for Stock Issued	of developing mining properties and constructing new
to Employees”. Under Opinion No. 25, when the	facilites. The amount capitalized under US GAAP differs
exercise price of certain stock options is amended (the	from the amount capitalized under Canadian GAAP
“Repricing”), these options are accounted for as variable	due to the difference in the amount of qualifying mineral
compensation from the date of the effective Repricing.	property costs which have been accumulated under the
Under this method, following the repricing date,	two sets of accounting principles.(See ‘C’ above)
compensation expense is recognized when the quoted
market value of the Company’s common shares exceeds
the amended exercise price. Should the quoted market
value subsequently decrease, a recovery of a portion, or
all of the previously recognized compensation expense
will be recognized.

Pro-forma stock based compensation

For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the fair value method in 2007 and 2006 and the intrinsic value method in 2005. Had the fair value method of accounting been used under U.S. GAAP in 2005, the net loss and net loss per share would have been as follows:

		2007	2006	2005

	Net loss under U.S GAAP	$ (13,827,840)	$ (6,976,745)	$ (5,878,244)
	Variable plan accounting adjustment included in net loss	–	–	(2,285,698)
	Stock based compensation under the fair value method	–	–	(863,340)

	Pro-forma net loss under U.S. GAAP	$ (13,827,840)	$ (6,976,745)	$ (9,027,282)

	Pro-forma basic and diluted net loss
	per share under U.S. GAAP	$ (0.28)	$ (0.18)	$ (0.26)

	Development Stage Enterprise

	In August of 1992, the company acquired the Brisas project. Beginning in 1993 the company decided to focus its efforts
	on the development of Brisas thereby meeting the definition of a development stage enterprise under Statement of
	Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises. The
36	following additional information is required under FAS 7

Consolidated Summarized Statements of Operations - U.S. GAAP

For the period from January 1, 1993 to December 31, 2007

Other income	$ (29,686,723)
Mineral property exploration and development	39,505,080
General & administrative expense	46,136,193
Other expense	65,850,869

Deficit accumulated during the development stage
from January 1, 1993 to December 31, 2007	121,805,419

Accumulated deficit, December 31, 1992	5,924,828

Accumulated deficit, December 31, 2007	$ 127,730,247

Consolidated Summarized Statements of Cash Flows - U.S. GAAP

For the period from January 1, 1993 to December 31, 2007

Cash used by operating activities	$ (91,196,008)
Cash used by investing activities	(117,481,312)
Cash provided by financing activities	301,729,044

Increase in cash and cash equivalents for the period
from January 1, 1993 to December 31, 2007	93,051,724
Cash and cash equivalents at December 31, 1992	1,628,852

Cash and cash equivalents at December 31, 2007	$ 94,680,576

Additional Shareholders’ Equity Disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2007

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Balance, December 31, 1992		8,875,862		$ 8,290,819	$ (70,944)				$ (5,924,828)	$ (50,000)
Stock issued for cash
Private placement	4.12	2,530,000		10,413,976
Exercise of options	1.34	300,000		401,000
Exercise of warrants	3.52	5,037		17,749
Stock issued for services	3.89	12,552		48,851
Net loss									(5,495,061)
Change in KSOP debt											5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(25,050)

Balance, December 31, 1993		11,723,451		19,147,345	(70,944)				(11,419,889)		(45,000)
Stock issued for cash
Private placement	9.82	2,000,000		19,630,530
Exercise of options	2.32	295,967		687,494
Exercise of warrants	6.07	2,134,250		12,962,750
Stock issued for services	5.50	6,000		33,000
Stock issued to KSOP	6.19	20,000		123,760
Stock issued for
litigation settlement	6.15	2,750,000		16,912,500
Value attributed to warrants
issued in litigation settlement				800,000
Net loss									(26,297,415)			37
Increase in common stock
held by affiliates					(433,332)
Effect of change in accounting
For investments										108,425
Decrease in unrealized gain on
available-for-sale securities										(29,408)
Change in KSOP debt											(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(843,986)

Balance, December 31, 1994		18,929,668		69,453,393	(504,276)				(37,717,304)	79,017	(148,760)
Stock issued for cash
Exercise of options	2.74	167,835		460,162
Stock issued to KSOP	5.60	50,000		280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185		9,882,028
Net loss									(3,847,605)
Increase in common stock
held by affiliates					(924,289)
Increase in unrealized gain on
available-for-sale securities										6,943
Change in KSOP debt											(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(6,924)

Balance, December 31, 1995		20,476,688		80,068,854 (1,428,565)					(41,564,909)	85,960	(336,709)
Stock issued for cash
Exercise of options	5.37	497,623		2,673,988
Exercise of warrants	10.52	1,729,500		18,202,500
Net loss									(7,908,701)
Decrease in unrealized gain on
available-for-sale securities										(83,210)
Change in KSOP debt											150,001
Addition to shareholders’
equity due to change in
subsidiaries’ minority interest				7,436

Balance, December 31, 1996		22,703,811		100,952,778 (1,428,565)					(49,473,610)	2,750	(186,708)

	Additional Shareholders’ Equity Disclosure - U.S. GAAP (continued)
	For the period from January 1, 1993 to December 31, 2007

						Shares					Compre-
			Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
		Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
		Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

	Stock issued for cash
	Exercise of options	5.75	124,649		716,716
	Stock issued to KSOP	5.02	89,683		450,000
	Net loss									(10,918,111)
	Increase in unrealized gain on
	available-for-sale securities										8,250
	Change in KSOP debt											(436,152)

	Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
	Stock issued for cash
	Exercise of options	1.90	223,624		425,883
	Stock issued to KSOP	3.00	50,000		150,000
	Net loss									(5,147,658)
	Change in shares held
	by affiliates				(1,034,323)	1,025,234
	Decrease in unrealized gain (loss)
	on available-for-sale securities										(22,625)
	Change in KSOP debt											208,089

	Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625)	(414,771)
	Stock issued for cash
	Exercise of options	1.19	12,500		14,899
	Stock issued for services	0.84	70,000		58,760
38	Stock issued to KSOP	1.13	300,000		337,500
	Stock retired	3.02	(1,629)		(4,915)
	Net loss									(4,499,321)
	Net common shares exchanged
	for equity units		(1,584,966)	1,584,966
	Decrease in unrealized loss on
	available-for-sale securities										(328,618)
	Change in KSOP debt											230,352

	Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243)	(184,419)
	Stock issued for services	0.55	70,000		38,688
	Net loss									(2,807,648)
	Equity units exchanged
	for common shares		138,570	(138,570)
	Increase in unrealized gain on
	available-for-sale securities										437,875
	Change in KSOP debt											99,310

	Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)
	Stock issued for cash
	Exercise of options	0.78	5,500		4,285
	Stock issued for services	0.75	20,000		15,000
	Stock issued to KSOP	0.47	300,000		140,640
	Net loss									(2,258,191)
	Change in common stock
	held by affiliates					(271,267)
	Equity units exchanged
	for common shares		133,380	(133,380)
	Increase in unrealized gain on
	available-for-sale securities										62,368
	Change in KSOP debt											1,322

	Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)

Additional Shareholders’ Equity Disclosure - U.S. GAAP (continued)
For the period from January 1, 1993 to December 31, 2007

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options to warrants		Deficit	(loss)	debt

Stock issued for cash
Exercise of options	0.72	18,000		12,960
Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)
Stock issued for cash
Private placement	1.96	4,042,000		7,888,508
Exercise of options	0.74	400,000		294,605
Stock issued for services	5.06	60,000		303,600
Stock issued to KSOP	1.28	200,000		256,000
Value assigned to
warrants issued								1,730,641
Variable plan accounting
for options							7,704,726					39
Net loss									(11,412,062)
Equity units exchanged
for common shares		52,100	(52,100)
Increase in unrealized gain on
available-for-sale securities										3,072,941
Change in KSOP debt											(39,568)

Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)
Stock issued for cash
Private placement	3.61	5,361,000		19,337,034
Exercise of warrants	4.28	21,100		90,211
Exercise of options	0.89	373,954		333,310
Stock issued for services	4.13	54,000		223,012
Stock issued to KSOP	3.41	75,000		255,750
Value assigned to
warrants issued								3,682,447
Variable plan accounting
for options							(791,643)
Assigned value of
exercised warrants				18,069				(18,069)
Net loss									(10,359,891)
Equity units exchanged
for common shares		80,483	(80,483)
Decrease in unrealized gain on
available-for-sale securities										(70,147)
Change in KSOP debt											(971)

Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)

	Additional Shareholders’ Equity Disclosure - U.S. GAAP (continued)
	For the period from January 1, 1993 to December 31, 2007

						Shares					Compre-
			Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive
		Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
		Price	Shares	Units	Amount	affiliates	surplus	to options to warrants		Deficit	(loss)	debt

	Stock issued for cash
	Exercise of warrants	4.33	260,900		1,129,905
	Exercise of underwriter
	compensation options	3.00	202,100		605,468
	Exercise of underwriter
	compensation warrants	4.32	70,735		305,645
	Exercise of options	1.00	573,030		571,326
	Stock issued for services	2.92	251,350		733,232
	Stock issued to KSOP	3.45	75,000		258,971
	Net loss									(5,878,244)
	Variable plan accounting
	for options							(2,285,698)
	Assigned value of
	exercised warrants				223,416				(223,416)

	Assigned value of
	expired warrants						1,489,156		(1,489,156)
	Equity units exchanged
	for common shares		47,377	(47,377)
	Increase in unrealized gain on
	available-for-sale securities										1,068,926
40	Change in KSOP debt											21,103

	Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)
	Stock issued for cash
	Public offering	7.37	3,335,000		24,574,077
	Exercise of options	0.64	1,761,109		1,128,596
	Stock issued for services	4.56	163,875		747,075
	Stock issued to KSOP	1.89	100,000		189,063
	Net loss									(6,976,745)
	Decrease in shares held
	by affiliates				159,724	38,331
	Fair value of options							1,390,776
	Assigned value of
	expired warrants						3,682,447	(3,682,447)
	Equity units exchanged
	for common shares		24,921	(24,921)
	Decrease in unrealized gain on
	available-for-sale securities										(2,087,197)
	Change in KSOP debt											83,349

	Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	–	(113,902,407)	2,025,707	(871)
	Stock issued for cash
	Public offering	5.38	13,762,300		74,015,131
	Exercise of options	1.49	223,442		333,966
	Stock issued for services	4.61	394,000		1,818,012
	Stock issued to KSOP	4.98	100,000		497,600
	Net loss									(13,827,840)
	Fair value of options							4,724,120
	Increase in unrealized gain on
	available-for-sale securities										670,864
	Change in KSOP debt											(109,820)

	Balance, December 31, 2007		55,060,934	1,085,099	$238,789,377	$(636,267) $5,171,603 $11,905,085			–	$(127,730,247)	$2,696,571 $(110,691)

CORPORATE INFORMATION

Officers and Directors		Securities Listings (Symbol GRZ)	Bankers

Rockne J. Timm		Canada - The Toronto Stock Exchange	Bank of America
Chief Executive Officer and Director		United States - American Stock Exchange	Spokane, Washington USA

A. Douglas Belanger		Transfer Agent	Bank of Montreal
President and Director
		Computershare Trust Company, Inc.	Vancouver, British Columbia Canada
Toronto, Ontario Canada
James P. Geyer
Senior Vice President and Director		Lakewood, Colorado USA	Corp Banca Caracas, Venezuela

Robert A. McGuinness		Registered Agent
Vice President of Finance and CFO		Veale, Kilpatrick, Austring, Fendrick &
		Fairman	Auditors
Mary E. Smith		Whitehorse, Yukon Canada
Vice President of Administration and Secretary			PricewaterhouseCoopers LLP
Vancouver, B.C. Canada
Douglas E. Stewart			Caracas, Venezuela
Vice President of Project Development		Offices

Arturo Rivero		Corporate, USA
President, Gold Reserve de Venezuela		926 W. Sprague Avenue, Suite 200	Counsel
Spokane,WA 99201
James H. Coleman		Ph: (509) 623-1500	Fasken Martineau
Non-Executive Chairman and Director		Fx: (509) 623-1634	Toronto, Ontario Canada
Jean Charles (JC) Potvin
Director		Corporate, Venezuela	Baker & McKenzie
		Edificio Miranda, Torre A Piso 6, Oficina	Houston, Texas USA
Patrick D. McChesney		A-65 Avenida Francisco de Miranda	Caracas,Venezuela
Chacao, Caracas, Venezuela
Director
Ph: 58 212 264 0185
Chris D. Mikkelsen		Fx: 58 212 264 1073
Director			Annual Meeting
Operations, Venezuela
		Centro Empresarial Catanaima Primer Piso,	The 2008 Annual Meeting will be held at
		Final Calle Neveri Zona Industrial - Unare	9:30 a.m. on June 10, 2008
Share Information		2 Puerto Ordaz, Venezuela	The Spokane Club,
		Ph: 58 286 951 5124	1002 W. Riverside
Number of Shareholders:		Fx: 58 286 951 4635	Spokane, Washington
Approximately 11,000
Common Shares Issued and Outstanding
March 29, 2008
Class A common -	55,230,253
Equity Units -	1,071,599
Common Share Purchase Options
4,357,839
Additional information regarding the company may be obtained at www.GoldReserveInc.com

Gold Reserve Inc. 926 W. Sprague Ave Suite 200 Spokane, WA 99201

800.625.9550

www.goldreserveinc.com